                                        Filed pursuant to Rule 424(b)(4)
                                        Registration Statement No. 333-72583

                                6,000,000 Shares
LOGO                          CALPINE CORPORATION

                                  Common Stock
                               ------------------

   Our common stock is listed on the New York Stock Exchange under the symbol
                                   "CPN." On
     March 22, 1999, the last sale price of the common stock was $ 32.125.

  The underwriters have an option to purchase a maximum of 900,000 additional shares to cover
                           over-allotments of shares.

Concurrently with this offering of common stock, we are offering $ 500.0 million of Senior Notes.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE
                                       7.

                                                            UNDERWRITING        PROCEEDS TO
                                           PRICE TO         DISCOUNTS AND         CALPINE
                                            PUBLIC           COMMISSIONS        CORPORATION
                                       -----------------  -----------------  -----------------
Per Share............................       $ 31.00             $1.35             $ 29.65
Total................................    $186,000,000        $ 8,100,000       $177,900,000

     Delivery of the shares will be made on or about March 26, 1999, against payment in immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
             CIBC OPPENHEIMER
                           DONALDSON, LUFKIN & JENRETTE
                                       GOLDMAN, SACHS & CO.
                                                  SALOMON SMITH BARNEY

                        Prospectus dated March 22, 1999.

                      [Depiction of Delta Energy Center.]
  "Delta Energy Center, a proposed 880 megawatt gas-fired facility located in
                            Pittsburg, California."

                      [Depiction of Pasadena Power Plant.]
 "Pasadena Power Plant, a 240 megawatt gas-fired facility located in Pasadena,
                                    Texas."

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    7
WHERE YOU CAN FIND MORE
  INFORMATION.......................   16
FORWARD-LOOKING STATEMENTS..........   17
USE OF PROCEEDS.....................   18
PRICE RANGE OF COMMON STOCK.........   19
DIVIDEND POLICY.....................   19
CAPITALIZATION......................   20
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................   21
PRO FORMA CONSOLIDATED FINANCIAL
  DATA..............................   23

                                      PAGE
                                      ----
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATION......................   25
BUSINESS............................   36
MANAGEMENT..........................   60
PRINCIPAL STOCKHOLDERS..............   63
DESCRIPTION OF CAPITAL STOCK........   65
DESCRIPTION OF THE SENIOR NOTES.....   67
DESCRIPTION OF CERTAIN OTHER
  INDEBTEDNESS......................   67
UNDERWRITING........................   71
NOTICE TO CANADIAN RESIDENTS........   72
LEGAL MATTERS.......................   73
EXPERTS.............................   74

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           [Intentionally Left Blank]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including the risk factors, the financial statements and the documents incorporated by reference into it. The terms "Calpine," "our company," "our" and "we," as used in this prospectus, refer to Calpine Corporation and its consolidated subsidiaries.

                                  THE COMPANY

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 22 power plants having an aggregate capacity of 2,729 megawatts and have two acquisition transactions pending in which we will acquire 14 geothermal power plants with an aggregate capacity of 694 megawatts. We also have six gas-fired projects under construction having an aggregate capacity of 1,784 megawatts and have announced plans to develop five gas-fired power plants with a total capacity of 3,180 megawatts. Upon completion of pending acquisitions and projects under construction, we will have interests in 40 power plants having an aggregate capacity of 5,207 megawatts, of which we will have a net interest in 4,271 megawatts. This represents significant growth from the 342 megawatts of capacity we had at the end of 1993. Of this total generating capacity, 81% will be attributable to gas-fired facilities and 19% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, cash flow, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                               COMPOUND ANNUAL
                                        1993         1998        GROWTH RATE
                                      --------    ----------   ---------------
                                      (DOLLARS IN MILLIONS)
Total Revenue.......................   $ 69.9      $  555.9          51%
EBITDA..............................     42.4         255.3          43%
Net Income..........................      3.8          45.7          64%
Total Assets........................    302.3       1,728.9          42%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

                                   THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $250 billion of electricity sales in 1998 produced by an aggregate base of power generation facilities with a capacity of approximately 750,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

                                    STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our proven growth strategy, we utilize our extensive management and technical expertise to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development and expansion of power plants. We are actively pursuing the development and expansion of highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of the performance and efficiency of existing power projects. We continually seek to maximize the power generation potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

                              RECENT DEVELOPMENTS

     Project Development and Construction. In July 1998, we achieved a key milestone in our development program by completing the development of our 240 megawatt gas-fired power plant in Pasadena, Texas. The Pasadena Power Plant serves as a prototype for future development projects. We currently have six gas-fired projects under construction, representing an additional 1,784 megawatts of capacity. Of these new projects, we are expanding our Pasadena and Clear Lake facilities by an aggregate of 545 megawatts. In addition, four new gas-fired power plants, with a total capacity of 1,239 megawatts, are currently under construction in Dighton, Massachusetts; Tiverton, Rhode Island; Rumford, Maine; and Westbrook, Maine. We have also announced plans to develop five additional power generation facilities, totaling an estimated 3,180 megawatts of electricity, in California, Texas and Arizona.

     Acquisitions. We are currently in the process of completing two acquisitions comprising 14 geothermal power plants with an aggregate capacity of 694 megawatts, located in The Geysers, California. On March 19, 1999, we completed the purchase of the remaining 75% interest in the steam fields that supply 12 of these geothermal power plants for $101.0 million. Historically, we have served as the steam supplier for these facilities, which have been owned and operated by PG&E. We anticipate that these acquisitions will enable us to consolidate our operations in The Geysers into a single ownership structure and to integrate the power plant and steam field operations, allowing us to optimize the efficiency and performance of the facilities. We believe that these acquisitions will provide us with significant synergies that utilize our expertise in geothermal power generation and position us to benefit from the demand for "green" energy in the competitive market.

                                  THE OFFERING

Common stock offered by
Calpine.........................    6,000,000 shares(1)

Common stock to be outstanding
  after the offering............    26,267,297 shares(1)(2)

Senior note offering............    Concurrently with the common stock offering,
                                    we are offering (by a separate prospectus)
                                    $500.0 million [aggregate principal amount] of Senior Notes.

Use of proceeds.................    We expect to utilize a portion of the net
                                    proceeds from the offerings as follows: (1)
                                    $119.6 million to refinance indebtedness relating to the Gilroy Power Plant, (2)
                                    $77.6 million to repay indebtedness incurred to finance a portion of the purchase price to acquire the steam fields that service the Sonoma County Power Plants, (3) $50.0 million to repay outstanding borrowings under our revolving credit facility, $23.4 of which was incurred to finance the remainder of the purchase price to acquire these steam fields, (4) $25.0 million to complete the expansion of the Clear Lake
                                    Power Plant and (5) approximately $400.0 million to finance a portion of the power generation facilities currently under construction and the projects currently under development, including, but not limited to, the Westbrook, Sutter, South
                                    Point and Magic Valley power plants. The remaining net proceeds, if any, will be used for working capital and general corporate purposes. See "Use of Proceeds."

New York Stock Exchange
symbol..........................    CPN

---------------
(1) Excludes the 900,000 shares that may be issued pursuant to the underwriters' over-allotment option.

(2) Does not include 2,884,440 shares of common stock subject to issuance upon exercise of options previously granted and outstanding as of December 31, 1998, under our 1996 Stock Incentive Plan.

      SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING INFORMATION

     The following table sets forth a summary of our consolidated historical financial and operating information for the periods indicated. Our summary consolidated historical financial information was derived from our consolidated financial statements. The information presented below should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements, included elsewhere and incorporated by reference in this prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------
                                          1994        1995         1996         1997         1998
                                        --------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenue.......................  $ 94,762   $  132,098   $  214,554   $  276,321   $  555,948
  Cost of revenue.....................    52,845       77,388      129,200      153,308      375,327
  Gross profit........................    41,917       54,710       85,354      123,013      180,621
  Project development expenses........     1,784        3,087        3,867        7,537        7,165
  General and administrative
    expenses..........................     7,323        8,937       14,696       18,289       26,780
  Income from operations..............    31,772       42,686       66,791       97,187      146,676
  Interest expense....................    23,886       32,154       45,294       61,466       86,726
  Other (income) expense..............    (1,988)      (1,895)      (6,259)     (17,438)     (13,423)
  Extraordinary charge................        --           --           --           --          641
  Net income..........................  $  6,021   $    7,378   $   18,692   $   34,699   $   45,678
  Diluted earnings per common share:
    Weighted average shares of common
      stock outstanding...............    10,921       10,957       14,879       21,016       21,164
    Income before extraordinary
      charge..........................  $   0.55   $     0.67   $     1.26   $     1.65   $     2.19
    Extraordinary charge..............  $     --   $       --   $       --   $       --   $    (0.03)
    Net income........................  $   0.55   $     0.67   $     1.26   $     1.65   $     2.16

OTHER FINANCIAL DATA AND RATIOS:
  Depreciation and amortization.......  $ 21,580   $   26,896   $   40,551   $   48,935   $   82,913
  EBITDA(1)...........................  $ 53,707   $   69,515   $  117,379   $  172,616   $  255,306
  EBITDA to Consolidated Interest
    Expense(2)........................     2.23x        2.11x        2.41x        2.60x        2.74x
  Total debt to EBITDA................     6.23x        5.87x        5.12x        4.96x        4.20x
  Ratio of earnings to fixed
    charges(3)........................     1.52x        1.46x        1.45x        1.64x        1.68x

SELECTED OPERATING INFORMATION:
  Power plants:
    Electricity revenue(4):
      Energy..........................  $ 45,912   $   54,886   $   93,851   $  110,879   $  252,178
      Capacity........................  $  7,967   $   30,485   $   65,064   $   84,296   $  193,535
    Megawatt hours produced...........   447,177    1,033,566    1,985,404    2,158,008    9,864,080
    Average energy price per kilowatt
      hour(5).........................   10.267c       5.310c       4.727c       5.138c       2.557c

Footnotes appear on the next page.

                                                             AS OF DECEMBER 31,
                                        ------------------------------------------------------------
                                          1994        1995         1996         1997         1998
                                        --------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...........  $ 22,527   $   21,810   $   95,970   $   48,513   $   96,532
  Total assets........................   421,372      554,531    1,031,397    1,380,915    1,728,946
  Short-term debt.....................    27,300       85,885       37,492      112,966        5,450
  Long-term line of credit............        --       19,851           --           --           --
  Long-term non-recourse debt.........   196,806      190,642      278,640      182,893      114,190
  Notes payable.......................     5,296        6,348           --           --           --
  Senior notes........................   105,000      105,000      285,000      560,000      951,750
  Total debt..........................   334,402      407,726      601,132      855,859    1,071,390
  Stockholders' equity................    18,649       25,227      203,127      239,956      286,966

---------------

(1) EBITDA is defined as income from operations plus depreciation, capitalized interest, other income, non-cash charges and cash received from investments in power projects, reduced by the income from unconsolidated investments in power projects. EBITDA is presented not as a measure of operating results but rather as a measure of our ability to service debt. EBITDA should not be construed as an alternative either (a) to income from operations (determined in accordance with generally accepted accounting principles) or (b) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(2) For purposes of calculating the EBITDA to Consolidated Interest Expense ratio, Consolidated Interest Expense is defined as total interest expense plus one-third of all operating lease obligations, dividends paid in respect of preferred stock and cash contributions to any employee stock ownership plan used to pay interest on loans incurred to purchase our capital stock.

(3) Earnings are defined as income before provision for taxes, extraordinary item and cumulative effect of changes in accounting principle plus cash received from investments in power projects and fixed charges reduced by the equity in income from investments in power projects and capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expenses representative of the interest expense component.

(4) Electricity revenue is comprised of fixed capacity payments, which are not related to production, and variable energy payments, which are related to production.

(5) Represents energy revenue divided by the megawatt hours produced.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Each of the following factors could have a material adverse effect on our business, financial condition or results of operations, causing the trading price of our common stock to decline and the loss of all or part of your investment.

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT WE MAY BE UNABLE TO SERVICE AND THAT RESTRICTS OUR ACTIVITIES

     We have substantial debt that we incurred to finance the acquisition and development of power generation facilities. As of December 31, 1998, our total consolidated indebtedness was $1.1 billion, our total consolidated assets were $1.7 billion and our stockholders' equity was $287.0 million. On December 31, 1998, on a pro forma basis after giving effect to the sale of $500.0 million of the senior notes in the senior notes offering, the sale of common stock in the common stock offering and the application of the proceeds from the offerings, our total consolidated indebtedness would have been approximately $1.5 billion, our total consolidated assets would have been approximately $2.3 billion and our pro forma cash balances would have been approximately $645.7 million. Whether we will be able to meet our debt service obligations and to repay our outstanding indebtedness will be dependent primarily upon the performance of our power generation facilities.

     This high level of indebtedness has important consequences, including:

     - limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy, or other purposes,

     - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt,

     - increasing our vulnerability to general adverse economic and industry conditions, and

     - limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

     The operating and financial restrictions and covenants in our existing debt agreements, including the indentures relating to our senior notes and our $100.0 million revolving credit facility, contain restrictive covenants. Among other things, these restrictions limit or prohibit our ability to:

     - incur indebtedness,

     - make prepayments of indebtedness in whole or in part,

     - pay dividends,

     - make investments,

     - engage in transactions with affiliates,

     - create liens,

     - sell assets, and

     - acquire facilities or other businesses.

     Also, if our management or ownership changes, our indentures may require us to make an offer to purchase our senior notes. We cannot assure you that we will have the financial resources necessary to purchase our senior notes in this event. See "Description of the Senior Notes."

     We believe that our cash flow from operations, together with other available sources of funds, including borrowings under our existing borrowing arrangements, will be adequate to pay principal and interest on our senior notes and other debt and to enable us to comply with the terms of our indentures and other debt agreements. If we are unable to comply with the terms of our indentures and other debt agreements and fail to generate sufficient cash flow from operations in the future, we may be required to refinance all or a portion of our senior notes and other debt or to obtain additional financing. However, we may be unable to refinance or obtain additional financing because of our high levels of debt and the debt incurrence restrictions under our indentures and other debt agreements. If cash flow is insufficient and refinancing or additional financing is unavailable, we may be forced to default on our senior notes and other debt obligations. In the event of a default under the terms of any of our indebtedness, the debt holders may accelerate the maturity of our obligations, which could cause defaults under our other obligations.

OUR ABILITY TO REPAY OUR DEBT DEPENDS UPON THE PERFORMANCE OF OUR SUBSIDIARIES

     Almost all of our operations are conducted through our subsidiaries and other affiliates. As a result, we depend almost entirely upon their earnings and cash flow to service our indebtedness, including our ability to pay the interest on and principal of our senior notes. The non-recourse project financing agreements of certain of our subsidiaries and other affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the payment of other obligations, including operating expenses, debt service and reserves.

     Our subsidiaries and other affiliates are separate and distinct legal entities and have no obligation to pay any amounts due on our senior notes, and do not guarantee the payment of interest on or principal of these notes. The right of our senior note holders to receive any assets of any of our subsidiaries or other affiliates upon our liquidation or reorganization will be subordinated to the claims of any subsidiaries' or other affiliates' creditors (including trade creditors and holders of debt issued by our subsidiaries or affiliates). After giving pro forma effect to the sale of $500.0 million of the senior notes in the senior notes offering, the sale of common stock in the common stock offering and the application of the proceeds from both offerings, as of December 31, 1998, none of our subsidiaries would have had any non-recourse project financing. However, we intend to utilize non-recourse project financing in the future that will be effectively senior to our senior notes.

     While the indentures impose limitations on our ability and the ability of our subsidiaries to incur additional indebtedness, the indentures do not limit the amount of non-recourse project financing that our subsidiaries may incur to finance the acquisition and development of new power generation facilities. See "Description of the Senior Notes -- Covenants -- Limitation on Incurrence of Indebtedness."

WE MAY BE UNABLE TO SECURE ADDITIONAL FINANCING IN THE FUTURE

     Each power generation facility that we acquire or develop will require substantial capital investment. Our ability to arrange financing and the cost of the financing are dependent upon numerous factors. These factors include:

     - general economic and capital market conditions,

     - conditions in energy markets,

     - regulatory developments,

     - credit availability from banks or other lenders,

     - investor confidence in the industry and in us,

     - the continued success of our current power generation facilities, and

     - provisions of tax and securities laws that are conducive to raising capital.

     Financing for new facilities may not be available to us on acceptable terms in the future.

     We have financed our existing power generation facilities using a variety of leveraged financing structures, primarily consisting of non-recourse project financing and lease obligations. As of December 31, 1998, we had approximately $1.1 billion of total consolidated indebtedness, of which approximately 11% represented non-recourse project financing. After giving effect to the sale of $500.0 million of senior notes and the application of the proceeds received from the sale, as of December 31, 1998, we would have had approximately $1.5 billion of total consolidated indebtedness, none of which would represent non-recourse project financing. Each non-recourse project financing and lease obligation is structured to be fully paid out of cash flow provided by the facility or facilities. In the event of a default under a financing agreement which we do not cure, the lenders or lessors would generally have rights to the facility and any related assets. In the event of foreclosure after a default, we might not retain any interest in the facility. While we intend to utilize non-recourse or lease financing when appropriate, market conditions and other factors may prevent similar financing for future facilities. We do not believe the existence of non-recourse or lease financing will significantly affect our ability to continue to borrow funds in the future in order to finance new facilities. However, it is possible that we may be unable to obtain the financing required to develop our power generation facilities on terms satisfactory to us.

     We have from time to time guaranteed certain obligations of our subsidiaries and other affiliates. Our lenders or lessors may also require us to guarantee the indebtedness for future facilities. This would render our general corporate funds vulnerable in the event of a default by the facility or related subsidiary. Additionally, our indentures may restrict our ability to guarantee future debt, which could adversely affect our ability to fund new facilities. Our indentures do not limit the ability of our subsidiaries to incur non-recourse or lease financing for investment in new facilities.

REVENUE UNDER SOME OF OUR POWER SALES AGREEMENTS MAY BE REDUCED SIGNIFICANTLY UPON THEIR EXPIRATION OR TERMINATION

     Most of the electricity we generate from our existing portfolio is sold under long-term power sales agreements that expire at various times. When the terms of each of these power sales agreements expire, it is possible that the price paid to us for the generation of electricity may be reduced significantly, which would substantially reduce our revenue under such agreements. The fixed price periods in some of our long-term power sales agreements have recently expired, and the electricity under those agreements is now sold at a fluctuating market price. For example, the price for electricity for two of our power plants, the Bear Canyon (20 megawatts) and West Ford Flat (27 megawatts) power plants, was approximately 13.83 cents per kilowatt hour under the fixed price periods that recently expired for these facilities, and is now set at the energy clearing price, which averaged 2.66 cents per kilowatt hour during 1998. As a result, our energy revenue under these power sales agreements has been materially reduced. We expect the decline in energy revenues will be partially mitigated by decreased royalties and planned operating cost reductions at these facilities. In addition, we will continue our strategy of offsetting these reductions through our acquisition and development program.

OUR POWER PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL

     The development of power generation facilities is subject to substantial risks. In connection with the development of a power generation facility, we must generally obtain:

     - necessary power generation equipment,

     - governmental permits and approvals,

     - fuel supply and transportation agreements,

     - sufficient equity capital and debt financing,

     - electrical transmission agreements, and

     - site agreements and construction contracts.

We may be unsuccessful in accomplishing any of these matters or in doing so on a timely basis. In addition, project development is subject to various environmental, engineering and construction risks relating to cost-overruns, delays and performance. Although we may attempt to minimize the financial risks in the development of a project by securing a favorable power sales agreement, obtaining all required governmental permits and approvals and arranging adequate financing prior to the commencement of construction, the development of a power project may require us to expend significant sums for preliminary engineering, permitting and legal and other expenses before we can determine whether a project is feasible, economically attractive or financeable. If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated and lengthy, often taking more than one year, and is subject to significant uncertainties. We cannot assure you that we will be successful in the development of power generation facilities in the future.

     We have grown substantially in recent years as a result of acquisitions of interests in power generation facilities and steam fields. We believe that although the domestic power industry is undergoing consolidation and that significant acquisition opportunities are available, we are likely to confront significant competition for acquisition opportunities. In addition, we may be unable to continue to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, we may be unable to complete the acquisitions.

OUR PROJECTS UNDER CONSTRUCTION MAY NOT COMMENCE OPERATION AS SCHEDULED

     The commencement of operation of a newly constructed power generation facility involves many risks, including:

     - start-up problems,

     - the breakdown or failure of equipment or processes, and

     - performance below expected levels of output or efficiency.

     New plants have no operating history and may employ recently developed and technologically complex equipment. Insurance is maintained to protect against certain risks, warranties are generally obtained for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees, however, may not be adequate to cover lost revenues or increased expenses. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in losing our interest in a power generation facility.

     In addition, power sales agreements entered into with a utility early in the development phase of a project may enable the utility to terminate the agreement, or to retain security posted as liquidated damages, if a project fails to achieve commercial operation or certain operating levels by specified dates or fails to make specified payments. In the event a termination right is exercised the default provisions in a financing agreement may be triggered (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project.

OUR POWER GENERATION FACILITIES MAY NOT OPERATE AS PLANNED

     Upon completion of our pending acquisitions and projects currently under construction, we will operate 31 of the 40 power plants in which we will have an interest. The continued operation of power generation facilities involves many risks, including the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes and performance below expected levels of output or efficiency. Although from time to time our power generation facilities have experienced equipment breakdowns or failures, these breakdowns or failures have not had a significant effect on the operation of the facilities or on our results of operations. As of December 31, 1998, our power generation facilities have operated at an average availability of approximately 96.5%. Although our facilities contain various redundancies and back-up mechanisms, a breakdown or failure may prevent the affected facility from performing under applicable power sales agreements. In addition, although insurance is maintained to protect against operating risks, the proceeds of insurance may not be adequate to cover lost revenues or increased expenses. As a result, we could be unable to service principal and interest payments under our financing obligations which could result in losing our interest in the power generation facility.

OUR GEOTHERMAL ENERGY RESERVES MAY BE INADEQUATE FOR OUR OPERATIONS

     The development and operation of geothermal energy resources are subject to substantial risks and uncertainties similar to those experienced in the development of oil and gas resources. The successful exploitation of a geothermal energy resource ultimately depends upon:

     - the heat content of the extractable fluids,

     - the geology of the reservoir,

     - the total amount of recoverable reserves,

     - operating expenses relating to the extraction of fluids,

     - price levels relating to the extraction of fluids, and

     - capital expenditure requirements relating primarily to the drilling of new wells.

     In connection with each geothermal power plant, we estimate the productivity of the geothermal resource and the expected decline in productivity. The productivity of a geothermal resource may decline more than anticipated, resulting in insufficient reserves being available for sustained generation of the electrical power capacity desired. An incorrect estimate by us or an unexpected decline in productivity could lower our results of operations.

     Geothermal reservoirs are highly complex. As a result, there exist numerous uncertainties in determining the extent of the reservoirs and the quantity and productivity of the steam reserves. Reservoir engineering is an inexact process of estimating underground accumulations of steam or fluids that cannot be measured in any precise way, and depends significantly on the quantity and accuracy of available data. As a result, the estimates of other reservoir specialists may differ materially from ours. Estimates of reserves are generally revised over time on the basis of the results of drilling, testing and production that occur after the original estimate was prepared. While we have extensive experience in the operation and development of geothermal energy resources and in preparing such estimates, we cannot assure you that we will be able to successfully manage the development and operation of our geothermal reservoirs or that we will accurately estimate the quantity or productivity of our steam reserves.

WE DEPEND ON OUR ELECTRICITY AND THERMAL ENERGY CUSTOMERS

     Each of our power generation facilities currently relies on one or more power sales agreements with one or more utility or other customers for all or substantially all of such facility's revenue. In addition, the sales of electricity to two utility customers during 1998 comprised approximately 63% of our total revenue during that year. The loss of any one power sales agreement with any of these customers could have a negative effect on our results of operations. In addition, any material failure by any customer to fulfill its obligations under a power sales agreement could have a negative effect on the cash flow available to us and on our results of operations.

WE ARE SUBJECT TO COMPLEX GOVERNMENT REGULATION WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

     Our activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. The construction and operation of power generation facilities require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, as well as compliance with environmental protection legislation and other regulations. While we believe that we have obtained the requisite approvals for our existing operations and that our business is operated in accordance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to us that may have a negative effect on our business and results of operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects, and completed facilities may not comply with all applicable permit conditions, statutes or regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process. Intricate and changing environmental and other regulatory requirements may necessitate substantial expenditures to obtain permits. If a project is unable to function as planned due to changing requirements or local opposition, it may create expensive delays or significant loss of value in a project.

     Our operations are potentially subject to the provisions of various energy laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), the Public Utility Holding Company Act of 1955, as amended ("PUHCA"), and state and local regulations. PUHCA provides for the extensive regulation of public utility holding companies and their subsidiaries. PURPA provides to qualifying facilities ("QFs") (as defined under PURPA) and owners of QFs certain exemptions from certain federal and state regulations, including rate and financial regulations.

     Under present federal law, we are not subject to regulation as a holding company under PUHCA, and will not be subject to such regulation as long as the plants in which we have an interest (1) qualify as QFs, (2) are subject to another exemption or waiver or (3) qualify as exempt wholesale generators ("EWG") under the Energy Policy Act of 1992. In order to be a QF, a facility must be not more than 50% owned by an electric utility company or electric utility holding company. In addition, a QF that is a cogeneration facility, such as the plants in which we currently have interests, must produce electricity as well as thermal energy for use in an industrial or commercial process in specified minimum proportions. The QF also must meet certain minimum energy efficiency standards. Any geothermal power facility which produces up to 80 megawatts of electricity and meets PURPA ownership requirements is considered a QF.

     If any of the plants in which we have an interest lose their QF status or if amendments to PURPA are enacted that substantially reduce the benefits currently afforded QFs, we could become a public utility holding company, which could subject us to significant federal, state and local regulation, including rate regulation. If we become a holding company, which could be deemed to occur prospectively or retroactively to the date that any of our plants loses its QF status, all our other power plants could lose QF status because, under FERC regulations, a QF cannot be owned by an electric utility or electric utility holding company. In addition, a loss of QF status could, depending on the particular power purchase agreement, allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid and thus could cause the loss of some or all contract revenues or otherwise impair the value of a project. If a power purchaser were to cease taking and paying for electricity or seek to obtain refunds of past amounts paid, there can be no assurance that the costs incurred in connection with the project could be recovered through sales to other purchasers. Such events could adversely affect our ability to service our indebtedness, including our senior notes. See "Business -- Government Regulation -- Federal Energy Regulation."

     Currently, Congress is considering proposed legislation that would amend PURPA by eliminating the requirement that utilities purchase electricity from QFs at prices based on avoided costs of energy. We do not know whether this legislation will be passed or, if passed, what form it may take. We cannot provide assurance that any legislation passed would not adversely affect our existing domestic projects.

     In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry and increase access to electric utilities' transmission and distribution systems for independent power producers and electricity consumers. In particular, the state of California has restructured its electric industry by providing for a phased-in competitive power generation industry, with a power pool and an independent system operator, and for direct access to generation for all power purchasers outside the power exchange under certain circumstances. Although existing QF power sales contracts are to be honored under such restructuring, and all of our California operating projects are QFs, until the new system is fully implemented, it is impossible to predict what impact, if any, it may have on the operations of those projects.

WE MAY BE UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF NATURAL GAS IN THE FUTURE

     To date, our fuel acquisition strategy has included various combinations of our own gas reserves, gas prepayment contracts and short-, medium- and long-term supply contracts. In our gas supply arrangements, we attempt to match the fuel cost with the fuel component included in the facility's power sales agreements in order to minimize a project's exposure to fuel price risk. We believe that there will be adequate supplies of natural gas available at reasonable prices for each of our facilities when current gas supply agreements expire. However, gas supplies may not be available for the full term of the facilities' power sales agreements, and gas prices may increase significantly. If gas is not available, or if gas prices increase above the fuel component of the facilities' power sales agreements, there could be a negative impact on our results of operations.

COMPETITION COULD ADVERSELY AFFECT OUR PERFORMANCE

     The power generation industry is characterized by intense competition. We encounter competition from utilities, industrial companies and other power producers. In recent years, there has been increasing competition in an effort to obtain power sales agreements. This competition has contributed to a reduction in electricity prices. In addition, many states have implemented or are considering regulatory initiatives designed to increase competition in the domestic power industry. This competition has put pressure on electric utilities to lower their costs, including the cost of purchased electricity.

OUR INTERNATIONAL INVESTMENTS MAY FACE UNCERTAINTIES

     We have one investment in geothermal steam fields located in Mexico and may pursue additional international investments. International investments are subject to unique risks and uncertainties relating to the political, social and economic structures of the countries in which we invest. Risks specifically related to investments in non-United States projects may include:

     - risks of fluctuations in currency valuation,

     - currency inconvertibility,

     - expropriation and confiscatory taxation,

     - increased regulation, and

     - approval requirements and governmental policies limiting returns to foreign investors.

WE DEPEND ON OUR SENIOR MANAGEMENT

     Our success is largely dependent on the skills, experience and efforts of our senior management. The loss of the services of one or more members of our senior management could have a negative effect on our business, financial results and future growth.

SEISMIC DISTURBANCES COULD DAMAGE OUR PROJECTS

     Areas where we operate and are developing many of our geothermal and gas-fired projects are subject to frequent low-level seismic disturbances. More significant seismic disturbances are possible. Our existing power generation facilities are built to withstand relatively significant levels of seismic disturbances, and we believe we maintain adequate insurance protection. However, earthquake, property damage or business interruption insurance may be inadequate to cover all potential losses sustained in the event of serious seismic disturbances. Additionally, insurance may not continue to be available to us on commercially reasonable terms.

OUR RESULTS ARE SUBJECT TO QUARTERLY AND SEASONAL FLUCTUATIONS

     Our quarterly operating results have fluctuated in the past and may continue to do so in the future as a result of a number of factors, including:

     - the timing and size of acquisitions,

     - the completion of development projects, and

     - variations in levels of production.

     Additionally, because we receive the majority of capacity payments under some of our power sales agreements during the months of May through October, our revenues and results of operations are, to some extent, seasonal.

THE PRICE OF OUR COMMON STOCK IS VOLATILE

     The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

     - announcements of developments related to our business,

     - fluctuations in our results of operations,

     - sales of substantial amounts of our securities into the marketplace,

     - general conditions in our industry or the worldwide economy,

     - an outbreak of war or hostilities,

     - a shortfall in revenues or earnings compared to securities analysts' expectations,

     - changes in analysts' recommendations or projections, and

     - announcements of new acquisitions or development projects by us.

     The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

WE COULD BE ADVERSELY AFFECTED IF OUR COMPUTER SYSTEMS ARE NOT YEAR 2000
COMPLIANT

     The "Year 2000 problem" refers to the fact that some computer hardware, software and embedded systems were designed to read and store dates using only the last two digits of the year.

     We are coordinating our efforts to address the impact of Year 2000 on our business through an analysis of four separate technology domains:

     - corporate applications, which include core business systems,

     - non-information technology, which includes all operating and control systems,

     - end-user computing systems (that is, systems that are not considered core business systems but may contain date calculations), and

     - business partner and vendor systems.

     We currently expect to complete our Year 2000 efforts with respect to critical systems by mid-1999. This schedule and our cost estimates may be affected by, among other things, the availability of Year 2000 personnel, the readiness of third parties, the timing for testing our embedded systems, the availability of vendor resources to complete embedded system assessments and produce required component upgrades and our ability to implement appropriate contingency plans.

     We produce revenues by selling power we produce to customers. We depend on transmission and distribution facilities that are owned and operated by investor-owned utilities to deliver power to our customers. If either our customers or the providers of transmission and distribution facilities experience significant disruptions as a result of the Year 2000 problem, our ability to sell and deliver power may be hindered, which could result in a loss of revenue.

     The cost or consequences of a materially incomplete or untimely resolution of the Year 2000 problem could adversely affect our future operations, financial results or our financial condition.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov.

     This prospectus is part of a registration statement (Registration No. 333-72583) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 1998, as amended, filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the shares of common stock and senior notes being registered or until this offering is otherwise terminated.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Investor Relations, Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and incorporated by reference are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     The aggregate net proceeds to us from the sale of the 6,000,000 shares of common stock offered by us in the common stock offering and $500.0 million of senior notes in the senior note offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $668.8 million ($695.5 million if the underwriters' over-allotment option in the common stock offering is exercised in full). We expect to utilize a portion of the net proceeds from the offerings as follows: (1) $119.6 million to refinance indebtedness relating to the Gilroy Power Plant, (2) $77.6 million to repay indebtedness incurred under a bridge facility provided by Credit Suisse First Boston to finance a portion of the purchase price to acquire the steam fields that service the Sonoma County Power Plants, (3) $50.0 million to repay outstanding borrowings under our revolving credit facility, $23.4 million of which was incurred to finance the remaining portion of the purchase price to acquire the steam fields that service the Sonoma County Power Plants, (4) $25.0 million to complete the expansion of the Clear Lake Power Plant and (5) approximately $400.0 million to finance a portion of the power generation facilities currently under construction and the projects currently under development, including, but not limited to, the Westbrook, Sutter, South Point and Magic Valley power plants. The outstanding balance on the Gilroy Power Plant debt is approximately $119.6 million as of the date of this prospectus and bears interest at 6.8% per annum and matures in August 2014. The outstanding balance on the Credit Suisse First Boston bridge facility is approximately $77.6 million as of the date of this prospectus and bears interest at 6.59% per annum and matures on the earlier of (i) the receipt of proceeds from the common stock offering and the senior note offering or (ii) 120 days from March 19, 1999. The outstanding balance on our revolving credit facility is approximately $50.0 million as of the date of this prospectus and bears interest at the Bank of Nova Scotia's base rate plus an applicable margin or at LIBOR plus an applicable margin and matures in May 2001. The remaining net proceeds, if any, will be used for working capital and general corporate purposes, and for the development and acquisition of additional power generation facilities. See "Business -- Project Development and Acquisitions." Pending such uses, we expect to invest the net proceeds in short-term, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on the New York Stock Exchange.

                                                              HIGH        LOW
                                                             -------    -------
1997
First Quarter..............................................  $22.750    $17.125
Second Quarter.............................................   20.875     15.750
Third Quarter..............................................   22.938     16.500
Fourth Quarter.............................................   21.250     12.375

1998
First Quarter..............................................  $18.500    $12.750
Second Quarter.............................................   21.250     17.250
Third Quarter..............................................   21.500     17.125
Fourth Quarter.............................................   27.625     17.813

1999
First Quarter (through March 22, 1999).....................  $37.375    $25.250

     As of March 22, 1999, there were approximately 51 holders of record of our common stock. On March 22, 1999, the last sale price reported on the New York Stock Exchange for our common stock was $32.125 per share.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1998 (1) the actual consolidated capitalization of the Company; and (2) the consolidated capitalization of our Company as adjusted for the sale of senior notes, the sale of the shares of our common stock in this offering and the application of the estimated net proceeds to refinance indebtedness relating to the Gilroy Power Plant, as described in "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

                                                            DECEMBER 31, 1998
                                                        -------------------------
                                                          ACTUAL      AS ADJUSTED
                                                        ----------    -----------
                                                         (DOLLARS IN THOUSANDS,
                                                        EXCEPT PER SHARE AMOUNTS)
CASH:
  Cash and cash equivalents...........................  $   96,532    $  645,667
                                                        ==========    ==========

SHORT-TERM DEBT:
  Current portion of non-recourse project financing...  $    5,450    $       --
                                                        ==========    ==========

LONG-TERM DEBT:
  Non-recourse project financing, net of current
     portion..........................................     114,190            --
  Senior notes........................................     951,750     1,451,750
                                                        ----------    ----------
          Total long-term debt........................   1,065,940     1,451,750
                                                        ----------    ----------

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value:
     10,000,000 shares authorized; no shares
     outstanding, actual and as adjusted..............          --            --
  Common stock, $0.001 par value:
     100,000,000 shares authorized; 20,267,297 shares
     outstanding, actual; and 26,267,297 shares
     outstanding, as adjusted(1)(2)...................          20            26
  Additional paid-in capital..........................     168,874       345,968
  Retained earnings...................................     118,072       118,072
                                                        ----------    ----------
          Total stockholders' equity..................     286,966       464,066
                                                        ----------    ----------
             Total capitalization.....................  $1,352,906    $1,915,816
                                                        ==========    ==========

---------------
(1) Excludes the 900,000 shares that may be issued upon exercise of the underwriters' over-allotment option.
(2) Does not include 2,884,440 shares of common stock subject to issuance upon exercise of options previously granted and outstanding as of December 31, 1998 under our 1996 Stock Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data set forth below for the five years ended and as of December 31, 1998 have been derived from the audited consolidated financial statements of our company. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes thereto incorporated by reference in this prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                           1994       1995        1996         1997         1998
                                         --------   --------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales..........  $ 90,295   $127,799   $  199,464   $  237,277   $  507,897
  Service contract revenue from related
    parties............................     7,221      7,153        6,455       10,177       20,249
  Income (loss) from unconsolidated
    investments in power projects......    (2,754)    (2,854)       6,537       15,819       25,240
  Interest income on loans to power
    projects...........................        --         --        2,098       13,048        2,562
                                         --------   --------   ----------   ----------   ----------
         Total revenue.................    94,762    132,098      214,554      276,321      555,948
Cost of revenue........................    52,845     77,388      129,200      153,308      375,327
                                         --------   --------   ----------   ----------   ----------
Gross profit...........................    41,917     54,710       85,354      123,013      180,621
Project development expenses...........     1,784      3,087        3,867        7,537        7,165
General and administrative expenses....     7,323      8,937       14,696       18,289       26,780
Provision for write-off of project
  development costs....................     1,038         --           --           --           --
                                         --------   --------   ----------   ----------   ----------
Income from operations.................    31,772     42,686       66,791       97,187      146,676
Interest expense.......................    23,886     32,154       45,294       61,466       86,726
Other (income) expense.................    (1,988)    (1,895)      (6,259)     (17,438)     (13,423)
                                         --------   --------   ----------   ----------   ----------
  Income before provision for income
    taxes..............................     9,874     12,427       27,756       53,159       73,373
Provision for income taxes.............     3,853      5,049        9,064       18,460       27,054
                                         --------   --------   ----------   ----------   ----------
  Income before extraordinary charge...     6,021      7,378       18,692       34,699       46,319
Extraordinary charge for retirement of
  debt, net of tax benefit of $441.....        --         --           --           --          641
                                         --------   --------   ----------   ----------   ----------
  Net income...........................  $  6,021   $  7,378   $   18,692   $   34,699   $   45,678
                                         ========   ========   ==========   ==========   ==========
Basic earnings per common share:
  Weighted average shares of common
    stock outstanding..................    10,388     10,388       12,903       19,946       20,121
  Income before extraordinary charge...  $   0.58   $   0.71   $     1.45   $     1.74   $     2.30
  Extraordinary charge.................  $     --   $     --   $       --   $       --   $    (0.03)
  Net income...........................  $   0.58   $   0.71   $     1.45   $     1.74   $     2.27
Diluted earnings per common share:
  Weighted average shares of common
    stock outstanding..................    10,921     10,957       14,879       21,016       21,164
  Income before extraordinary charge...  $   0.55   $   0.67   $     1.26   $     1.65   $     2.19
  Extraordinary charge.................  $     --   $     --   $       --   $       --   $    (0.03)
  Net income...........................  $   0.55   $   0.67   $     1.26   $     1.65   $     2.16

                                                          YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                           1994       1995        1996         1997         1998
                                         --------   --------   ----------   ----------   ----------
                                                       (IN THOUSANDS, EXCEPT RATIOS)
OTHER FINANCIAL DATA AND RATIOS:
Depreciation and amortization..........  $ 21,580   $ 26,896   $   40,551   $   48,935   $   82,913
EBITDA(1)..............................  $ 53,707   $ 69,515   $  117,379   $  172,616   $  255,306
EBITDA to Consolidated Interest
  Expense(2)...........................     2.23x      2.11x        2.41x        2.60x        2.74x
Total debt to EBITDA...................     6.23x      5.87x        5.12x        4.96x        4.20x
Ratio of earnings to fixed
  charges(3)...........................     1.52x      1.46x        1.45x        1.64x        1.68x

                                                             AS OF DECEMBER 31,
                                         ----------------------------------------------------------
                                           1994       1995        1996         1997         1998
                                         --------   --------   ----------   ----------   ----------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $ 22,527   $ 21,810   $   95,970   $   48,513   $   96,532
Property, plant and equipment, net.....   335,453    447,751      648,208      736,339    1,094,303
Investments in power projects..........    11,114      8,218       13,936      222,542      221,509
Notes receivable.......................    16,882     25,785       36,143      117,357       10,899
Total assets...........................   421,372    554,531    1,031,397    1,380,915    1,728,946
Short-term debt........................    27,300     85,885       37,492      112,966        5,450
Long-term line of credit...............        --     19,851           --           --           --
Non-recourse debt......................   196,806    190,642      278,640      182,893      114,190
Notes payable..........................     5,296      6,348           --           --           --
Senior notes...........................   105,000    105,000      285,000      560,000      951,750
Total debt.............................   334,402    407,726      601,132      855,859    1,071,390
Stockholders' equity...................    18,649     25,227      203,127      239,956      286,966

---------------
(1) EBITDA is defined as income from operations plus depreciation, capitalized interest, other income, non-cash charges and cash received from investments in power projects, reduced by the income from unconsolidated investments in power projects. EBITDA is presented here not as a measure of operating results but rather as a measure of our ability to service debt. EBITDA should not be construed as an alternative either (a) to income from operations (determined in accordance with generally accepted accounting principles) or (b) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(2) For purposes of calculating the EBITDA to Consolidated Interest Expense ratio, Consolidated Interest Expense is defined as total interest expense plus one-third of all operating lease obligations, dividends paid in respect of preferred stock and cash contributions to any employee stock ownership plan used to pay interest on loans incurred to purchase our capital stock.

(3) Earnings are defined as income before provision for taxes, extraordinary item and cumulative effect of change in accounting principle plus cash received from investments in power projects and fixed charges reduced by the equity in income from investments in power projects and capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expenses representative of the interest expense component.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 gives effect to the following transactions as if such transactions had occurred on January 1, 1998: (1) our acquisition of the remaining 55% interest in the Bethpage Power Plant on February 5, 1998 (the "Bethpage Transaction"); (2) our acquisition of the remaining 50% interest in the Texas City Power Plant and the Clear Lake Power Plant on April 1, 1998 (the "Texas City/Clear Lake Transaction"); (3) our sale of $300 million of 7 7/8% Senior Notes Due 2008 on March 31, 1998, and the application of the net proceeds therefrom; and (4) our sale of $100 million of 7 7/8% Senior Notes Due 2008 on July 24, 1998 and the application of the net proceeds therefrom (the Bethpage Transaction, the Texas City/Clear Lake Transaction, the sale of $300 million of 7 7/8% Senior Notes Due 2008 and the sale of $100 million of 7 7/8% Senior Notes Due 2008 being collectively referred to as the "Transactions").

     The pro forma consolidated financial data and accompanying notes should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the pro forma consolidated financial data. The pro forma consolidated financial data are presented for informational purposes only and do not purport to represent what our results of operations would actually have been had such transactions in fact occurred at such dates, or to project our results of operations for any future period. In the opinion of management, all adjustments necessary to present fairly such pro forma consolidated financial data have been made.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31, 1998
                                                    -------------------------------------------------
                                                                  ADJUSTMENTS          PRO FORMA
                                                                    FOR THE             FOR THE
                                                     ACTUAL       TRANSACTIONS        TRANSACTIONS
                                                    ---------   ----------------   ------------------
                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales.....................  $507,897       $  74,163            $582,060
  Service contract revenue from related parties...    20,249          (1,613)             18,636
  Income from unconsolidated investments in power
    projects......................................    25,240          (1,765)             23,475
  Interest income on loans to power projects......     2,562          (2,520)                 42
                                                    --------       ---------            --------
         Total revenue............................   555,948          68,265             624,213
                                                    --------       ---------            --------
Cost of revenue:
  Plant operating expenses........................   256,079          48,764             304,843
  Depreciation....................................    73,988           7,612              81,600
  Production royalties............................    10,714              --              10,714
  Operating lease expenses........................    17,129          (1,277)             15,852
  Service contract expenses.......................    17,417              --              17,417
                                                    --------       ---------            --------
         Total cost of revenue....................   375,327          55,099             430,426
                                                    --------       ---------            --------
Gross profit......................................   180,621          13,166             193,787
Project development expenses......................     7,165              --               7,165
General and administrative expenses...............    26,780             (27)             26,753
                                                    --------       ---------            --------
  Income from operations..........................   146,676          13,193             159,869
Interest expense..................................    86,726           8,302              95,028
Interest income...................................   (12,348)             --             (12,348)
Other (income) expense............................    (1,075)           (146)             (1,221)
                                                    --------       ---------            --------
  Income before provision for income taxes........    73,373           5,037              78,410
Provision for income taxes........................    27,054           1,689              28,743
                                                    --------       ---------            --------
Income before extraordinary charge................    46,319           3,348              49,667
Extraordinary charge for retirement of debt, net
  of tax benefit of $441..........................       641              --                 641
                                                    --------       ---------            --------
    Net income....................................  $ 45,678       $   3,348            $ 49,026
                                                    ========       =========            ========
Basic earnings per common share:
  Weighted average shares of common stock
    outstanding...................................    20,121                              20,121
  Income before extraordinary charge..............  $   2.30                            $   2.47
  Extraordinary charge............................  $  (0.03)                           $  (0.03)
  Net income......................................  $   2.27                            $   2.44
Diluted earnings per common share:
  Weighted average shares of common stock
    outstanding...................................    21,164                              21,164
  Income before extraordinary charge..............  $   2.19                            $   2.35
  Extraordinary charge............................  $  (0.03)                           $  (0.03)
  Net income......................................  $   2.16                            $   2.32
OTHER OPERATING DATA AND RATIOS:
  Depreciation and amortization...................  $ 82,913                            $ 90,525
  EBITDA..........................................  $255,306                            $278,091
  EBITDA to Consolidated Interest Expense.........     2.74x                               2.74x
  Total debt to EBITDA............................     4.20x                               3.85x
  Ratio of earnings to fixed charges..............     1.68x                               1.69x

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Calpine is engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity and steam principally in the United States. At December 31, 1998, we had interests in 22 power plants and three steam fields predominantly in the United States, having an aggregate capacity of 3,018 megawatts.

     On February 5, 1998, we acquired the remaining 55% interest in, and assumed operations and maintenance of, the Bethpage Power Plant. We purchased the remaining interests for approximately $5.0 million. Additionally, on March 31, 1998 we repaid all outstanding project debt of $37.4 million related to the Bethpage Power Plant.

     On March 31, 1998, we completed the acquisition of the remaining 50% interest in the Texas Cogeneration Company ("TCC"), which is the owner of the Texas City and Clear Lake Power Plants. We paid $52.8 million in cash and agreed to make certain contingent purchase payments that could approximate 2.2% of project revenue beginning in the year 2000, increasing to 2.9% in 2002. As part of this acquisition, we own a 7.5% interest in the Bayonne Power Plant, a 165 megawatt gas-fired cogeneration power plant located in Bayonne, New Jersey. In addition, we paid $105.3 million to restructure certain gas contracts related to this acquisition.

     On July 13, 1998, we signed a letter of intent to enter into a joint venture to develop, own and operate approximately 2,000 megawatts of gas-fired power plants in northern California primarily to serve the San Francisco Bay Area. The gas-fired plants are to be constructed by Bechtel and operated by us. We have announced that the first plant to be developed under the joint venture will be the Delta Energy Center, an 880 megawatt gas-fired plant located at the Dow Chemical facility in Pittsburg, California.

     On July 17, 1998, we completed the purchase of a 60 megawatt geothermal power plant located in Sonoma County, California, from the Sacramento Municipal Utility District ("SMUD") for $13.0 million. We are the owner and operator of the geothermal steam fields that provide steam to this facility. Under the agreement, we paid SMUD $10.6 million at closing, and agreed to pay an additional $2.4 million over the next two years. In connection with the acquisition, SMUD agreed to purchase up to 50 megawatts of electricity from the plant at current market prices plus a renewable power premium through 2001. In addition, SMUD has the option to purchase 10 megawatts of off-peak power production through 2005. We currently market the excess electricity into the California power market.

     On July 21, 1998, we completed the acquisition of a 70 megawatt gas-fired power plant from The Dow Chemical Company for approximately $13.1 million. The power plant is located at Dow's Pittsburg, California chemical facility. We will sell up to 18 megawatts of electricity to Dow under a ten-year power sales agreement, with the balance sold to Pacific Gas & Electric Company ("PG&E") under an existing power sales agreement. In addition, we will sell approximately 200,000 lbs./hr of steam to Dow and to USS-POSCO Industries' nearby steel mill.

     In August 1998, we entered into a sale and leaseback transaction for certain plant and equipment of our Greenleaf 1 & 2 Power Plants, two 49.5 megawatt gas-fired cogeneration facilities located in Sutter County, California, for a net book value of $108.6 million. Under the terms of the agreement, we received approximately $559,000 for the sale of all our rights, title and interest in the stock of Calpine Greenleaf Corporation, and transferred all non-recourse project financing of $71.6 million and deferred taxes of $21.4 million. A loss of $15.6 million was recorded on the balance sheet and is being amortized over the term of the lease through June 2014. Additionally, we have an early purchase option expiring September 30, 2003.

     On September 28, 1998, we entered into a partnership agreement with Energy Management, Inc. ("EMI") to acquire an ownership interest in a 265 megawatt gas-fired plant under construction in Tiverton, Rhode Island. EMI and Calpine will be co-general partners for this project, with EMI acting as the managing general partner. We invested $40.0 million of equity in the power project, which is scheduled to commence commercial operation in May 2000. We will receive 62.8% of all cash and income distributions from the Tiverton project until we receive a 10.5% pre-tax rate of return. Thereafter, we will receive 50% of all distributions.

     On November 18, 1998, we entered into a partnership agreement with EMI to acquire an ownership interest in a 265 megawatt gas-fired plant under construction in Rumford, Maine. EMI and Calpine will be co-general partners for this project, with EMI acting as the managing general partner. We invested $40.0 million of equity in the power project, which is scheduled to commence commercial operation in July 2000. We will receive 66 2/3% of all cash and income distributions from the Rumford project until we receive a 10.5% pre-tax rate of return. Thereafter, we will receive 50% of all distributions.

SELECTED OPERATING INFORMATION

     Set forth below is certain selected operating information for the power plants and steam fields for which results are consolidated in our consolidated statements of operations. The information set forth under power plants consists of the results for the West Ford Flat Power Plant, Bear Canyon Power Plant, Greenleaf 1 & 2 Power Plants, Watsonville Power Plant, King City Power Plant, Gilroy Power Plant, the Bethpage Power Plant since its acquisition on February 5, 1998, the Texas City and Clear Lake Power Plants since their acquisition on March 31, 1998, the Pasadena Power Plant since it began commercial operation on July 7, 1998, the Sonoma Power Plant since its acquisition on July 17, 1998 and the Pittsburg Power Plant since its acquisition on July 21, 1998. The information set forth under steam fields consists of the results for the PG&E Unit 13 and Unit 16 Steam Fields, the SMUDGEO #1 Steam Fields and the Thermal Power Company Steam Fields.

                                                   YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------
                                 1994          1995          1996          1997          1998
                              ----------    ----------    ----------    ----------    ----------
                                                    (DOLLARS IN THOUSANDS)
POWER PLANTS:
  Electricity revenue (1):
  Energy....................  $   45,912    $   54,886    $   93,851    $  110,879    $  252,178
  Capacity..................  $    7,967    $   30,485    $   65,064    $   84,296    $  193,535
  Megawatt hours produced...     447,177     1,033,566     1,985,404     2,158,008     9,864,080
  Average energy price per
    kilowatt hour (2).......     10.267c        5.310c        4.727c        5.138c        2.557c
STEAM FIELDS:
  Steam revenue (3):
  Calpine...................  $   32,631    $   39,669    $   40,549    $   42,102    $   36,130
  Other interest............  $    2,051    $       --    $       --    $       --    $       --
  Megawatt hours produced...   2,156,492     2,415,059     2,528,874     2,641,422     2,323,623
  Average price per kilowatt
    hour....................      1.608c        1.643c        1.603c        1.594c        1.555c

---------------
(1) Electricity revenue is composed of fixed capacity payments, which are not related to production, and variable energy payments, which are related to production.

(2) Represents variable energy revenue divided by the kilowatt-hours produced. The significant increase in capacity revenue and the accompanying decline in average energy price per kilowatt-hour since 1994 primarily reflects the increase in our megawatt hour production as a result of additional gas-fired power plants.

(3) The decline in steam revenue between 1998 and 1997 reflects the acquisition and consolidation of the Sonoma Power Plant and the related steam fields. We recently announced several acquisitions which we expect to be completed during the first part of 1999. Once these acquisitions are completed we will only record electricity revenue.

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue -- Total revenue increased 101% to $555.9 million in 1998 compared to $276.3 million in 1997.

     Electricity and steam sales revenue increased 114% to $507.9 million in 1998 compared to $237.3 million in 1997. The increase is primarily attributable to the acquisition of the remaining interest in the Texas City, Clear Lake and Bethpage Power Plants and the acquisition of the Pittsburg Power Plant. These power plants accounted for $245.2 million in additional electricity revenues in 1998. We benefited from the startup of our power plant in Pasadena, Texas, which became operational in July 1998. This power plant contributed $30.5 million in revenue during 1998. During 1998, we produced 9,864,080 total electricity megawatt hours, which was 7,706,072 megawatt hours higher than the same period in 1997, as a result of the factors described above. We recently announced three acquisitions, which we expect to complete during 1999, upon government approval. These acquisitions when completed will eliminate steam revenue for The Geysers, reflecting the consolidation of the acquired power plants and related steam fields.

     Service contract revenue increased 98% to $20.2 million in 1998 compared to $10.2 million in 1997. The $10.0 million increase was primarily due to $3.3 million for fuel management fees, and $7.5 million for third party excess gas sales.

     Income from unconsolidated investments in power projects increased 59% to $25.2 million in 1998 compared to $15.8 million in 1997. The increase of $9.4 million is primarily attributable to our investments in the Lockport, Stony Brook and Kennedy International Airport Power Plants, which contributed $5.2 million of equity income during 1998, as well as $2.5 million of equity income from the Bayonne Power Plant. For the year ended December 31, 1998, we also recorded $11.7 million of equity income from the Sumas Power Plant compared to $8.5 million for the same period in 1997. These increases in equity income were partially offset by a $1.1 million decrease from the Auburndale Power Plant.

     Interest income on loans to power projects decreased 80% to $2.6 million in 1998 compared to $13.0 million in 1997. This decrease was attributable to the acquisition of the remaining 50% interest in TCC on March 31, 1998 and the sale of a note receivable in December 1997.

Cost of revenue -- Cost of revenue increased to $375.3 million in 1998 compared to $153.3 million in 1997. The increase of $222.0 million in 1998 was primarily attributable to increased plant operating, fuel and depreciation expenses as a result of the acquisition of the remaining interest in the Texas City, Clear Lake and Bethpage Power Plants, the acquisition of the Pittsburg Power Plant and the startup of the Pasadena Power Plant. Additionally, service contract expenses increased $8.8 million for the year ended December 31, 1998, of which $6.6 million was related to costs associated with the sale of third party excess gas and a $1.8 million increase for fuel management contracts.

General and administrative expenses -- General and administrative expenses increased 46% to $26.8 million in 1998 compared to $18.3 million in 1997. The increase was attributable to the continued growth in personnel and overhead costs necessary to support the overall growth in our operations.

Interest expense -- Interest expense increased 41% to $86.7 million in 1998 compared to $61.5 million in 1997. The increase was primarily attributable to interest expense of $35.0 million related to the senior notes issued in 1998 and 1997. This increase was partially offset by $3.5 million for the repayment of non-recourse project financing for our Geysers facilities, $2.9 million for reduction of the TCC debt, $2.0 million for reduction of the indebtedness of the Greenleaf 1 & 2 Power Plants and $1.7 million of interest capitalized on the development and construction of power projects.

Interest income -- Interest income decreased 14% to $12.3 million in 1998 compared to $14.3 million in 1997. The decrease was primarily attributable to less interest earned on restricted cash in 1998.

Other income, net -- Other income decreased 66% to $1.1 million in 1998 compared to $3.2 million in 1997. The decrease was primarily attributable to gas refunds received in 1997.

Provision for income taxes -- The effective income tax rate was approximately 37% in 1998 compared to 35% in 1997. The effective rates were lower than the statutory rate (federal and state) primarily due to depletion in excess of tax basis benefits at our geothermal facilities, and a decrease in the California tax liability due to our expansion into states other than California.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED
     DECEMBER 31, 1996

Revenue -- Total revenue increased 29% to $276.3 million in 1997 compared to $214.6 million in 1996.

     Electricity and steam sales revenue increased 19% to $237.3 million in 1997 compared to $199.5 million in 1996. Electricity and steam sales revenue for 1997 reflected a full year of operation at the Gilroy and King City Power Plants, which contributed to increases in electricity and steam sales revenue in 1997 compared to 1996 of $25.4 million, and $4.3 million, respectively. Electricity and steam sales revenue for 1997 compared to 1996 was also $6.0 million higher at the Bear Canyon and West Ford Flat Power Plants as a result of increased production and an increase in fixed energy prices to 13.83c per kilowatt-hour. During 1996, the Bear Canyon and West Ford Flat Power Plants experienced the maximum curtailment allowed under their power sales agreements with PG&E. In May 1997, the power sales agreements for the Bear Canyon and West Ford Flat Power Plants were modified to remove curtailment. Without such curtailment, these plants generated an additional $4.2 million in revenues in 1997 as compared to 1996. In addition, Thermal Power Company ("TPC") also contributed $2.7 million more revenue for 1997 than 1996, primarily due to increased steam sales under the alternative pricing agreement entered into with PG&E in March 1996.

     Service contract revenue increased to $10.2 million in 1997 compared to $6.5 million in 1996. Service contract revenue during 1996 reflected a $2.8 million loss from our electricity trading operations. The increase in service contract revenue for 1997 was also attributable to $2.8 million of revenue from the Texas City and Clear Lake Power Plants, which were acquired in June 1997.

     Income from unconsolidated investments in power projects increased to $15.8 million in 1997 compared to $6.5 million during 1996. The increase in 1997 compared to 1996 was primarily due to equity income of $6.3 million from our June 1997 investment in the Texas City and Clear Lake Power Plants and an increase in equity income of $2.2 million from our investment in Sumas Cogeneration Company ("Sumas"). In accordance with a power sales agreement with Puget Sound Power and Light Company, operations at Sumas were significantly displaced from February to July 1997, and, in exchange, the Sumas Power Plant received a higher price for energy sold and certain other payments. In addition, the partnership agreement governing Sumas was amended in September 1997 to increase our percentage of distributions.

     Interest income on loans to power projects increased to $13.0 million in 1997 compared to $2.1 million in 1996. The increase was primarily related to interest income on the loans made by Calpine Finance Company, a wholly-owned subsidiary of our company, to the Texas City and Clear Lake Power Plants, and to interest income on the loans to the sole shareholder of Sumas Energy, Inc., our partner in Sumas.

Cost of revenue -- Cost of revenue increased 19% to $153.3 million in 1997 compared to $129.2 million in 1996. Plant operating, depreciation, and operating lease expenses at the Gilroy and King City Power Plants for 1997 reflected a full year of operations, which contributed to increases in cost of revenue in 1997 compared to 1996 of $13.0 million and $8.3 million, respectively.

Project development expenses -- Project development expenses increased 92% to $7.5 million in 1997 compared to $3.9 million in 1996, due primarily to expanded acquisition and development activities.

General and administrative expenses -- General and administrative expenses increased 24% to $18.3 million in 1997 compared to $14.7 million in 1996. The increases were primarily due to additional personnel and related expenses necessary to support our expanding operations.

Interest expense -- Interest expense increased 36% to $61.5 million in 1997 from $45.3 million in 1996. The increase was attributable to: (1) $10.8 million of interest expense related to the 8 3/4% Senior Notes Due 2007 issued in July and September 1997, (2) a $7.3 million increase in interest expense related to the 10 1/2% Senior Notes Due 2006 issued May 1996, (3) a $6.4 million increase in interest expense on debt related to the Gilroy Power Plant acquired in August 1996 and (4) $5.4 million of interest expense on debt related to the acquisition of the Texas City and Clear Lake Power Plants. These increases were offset by $6.2 million of interest capitalized for the development and construction of power plants, and a $7.6 million decrease in interest expense at Calpine Geysers Company and TPC due to repayment of debt.

Interest income -- Interest income increased 66% to $14.3 million for 1997 compared with $8.6 million for 1996. Interest income earned on collateral securities purchased in April 1996 in connection with the King City Power Plant contributed to an increase in interest income of $1.2 million in 1997 as compared to 1996. In addition, higher cash and cash equivalent balances resulting from the issuance of the 8 3/4% Senior Notes Due 2007 during 1997 resulted in higher interest income for 1997 as compared to 1996.

Other income, net -- Other income, net, increased to $3.2 million for 1997 compared with expense of $2.3 million for 1996. In 1997, we recorded a $1.1 million gain on the sale of a note receivable and received a refund of $961,000 from PG&E. In 1996, we recorded a $3.7 million loss for uncollectible amounts related to an acquisition project.

Provision for income taxes -- The effective rate for the income tax provision was approximately 35% in 1997 and 33% in 1996. The effective rates were lower than the statutory tax rate (federal and state) primarily due to depletion in excess of tax basis benefits at our geothermal facilities, a decrease in the California taxes paid due to our expansion into states other than California, and a revision of prior years' tax estimates.

LIQUIDITY AND CAPITAL RESOURCES

     To date, we have obtained cash from our operations, borrowings under our credit facilities and other working capital lines, sale of debt and equity, and proceeds from non-recourse project financing. We utilized this cash to fund our operations, service debt obligations, fund the acquisition, development and construction of power generation facilities, finance capital expenditures and meet our other cash and liquidity needs. The following table summarizes our cash flow activities for the periods indicated:

                                   YEAR ENDED DECEMBER 31,
                             -----------------------------------
                               1996         1997         1998
                             ---------    ---------    ---------
                                       (IN THOUSANDS)
Cash flows from:
  Operating activities.....  $  59,944    $ 108,461    $ 171,233
  Investing activities.....   (330,937)    (402,158)    (406,657)
  Financing activities.....    345,153      246,240      283,443
                             ---------    ---------    ---------
          Total............  $  74,160    $ (47,457)   $  48,019
                             =========    =========    =========

     Operating activities for 1998 provided $171.2 million, consisting of approximately $74.3 million of depreciation and amortization, $45.7 million of net income, $34.4 million of distributions from unconsolidated investments in power projects, $13.6 million of deferred income taxes, $5.2 million net decrease in operating assets, and a $23.4 million net increase in operating liabilities. This was offset by $25.2 million of income from unconsolidated investments.

     Investing activities for 1998 used $406.7 million, primarily due to $158.1 million for the acquisition of the remaining 50% interest in the Texas City and Clear Lake Power Plants, $42.4 million for the acquisition of the remaining 55% interest in the Bethpage Power Plant, $24.0 million of capital expenditures related to the construction of the Pasadena Power Plant, $13.1 million for the acquisition of the Pittsburg Power Plant, $11.9 million for the acquisition of the Sonoma Power Plant, $74.2 million of other capital expenditures, $16.2 million of capitalized project development costs, $40.0 million for the acquisition of an equity interest in the Tiverton Power Plant, $40.0 million for the acquisition of an equity interest in the Rumford Power Plant, $7.0 million of interest capitalized on construction projects, offset by $559,000 related to the sale and leaseback transaction of the Greenleaf 1 & 2 Power Plants, the receipt of $13.8 million of loan payments, $6.0 million of maturities of collateral securities in connection with the King City Power Plant, and $1.1 million of restricted cash.

     Financing activities for 1998 provided $283.4 million of cash consisting of $52.1 million of borrowings for the construction of the Pasadena Power Plant, $5.8 million of borrowings for contingent consideration in connection with the acquisition of the Gilroy Power Plant, $394.9 million of net proceeds from additional financings, and $1.1 million for the issuance of common stock, partially offset by $162.1 million in repayment of non-recourse project financing, $8.3 million of repurchase of Senior Notes Due 2006 which includes a premium paid and accrued interest to the date of repurchase.

     At December 31, 1998, cash and cash equivalents were $96.5 million and working capital was $86.9 million. For 1998, cash and cash equivalents increased by $48.0 million and working capital increased by $112.6 million as compared to December 31, 1997.

     As a developer, owner and operator of power generation facilities, we are required to make long-term commitments and investments of substantial capital for our projects. We historically have financed these capital requirements with cash from operations, borrowings under our credit facilities, other lines of credit, non-recourse project financing or long-term debt, and the sale of equity. We expect to commit significant capital in the near future as a result of development projects and pending acquisitions which have been announced, including the Westbrook, Sutter, South Point and Magic Valley Power Plants. We are also in the process of completing two acquisitions comprising of 14 geothermal power plants located in The Geysers.

     We continue to evaluate current and forecasted cash flow as a basis for financing operating requirements and capital expenditures. We believe that we will have sufficient liquidity from cash flow from operations, borrowings available under the lines of credit and working capital to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements for the next twelve months.

     On March 31, 1998, we sold $300.0 million of 7 7/8% Senior Notes Due 2008 which mature on April 1, 2008, with interest payable semi-annually on April 1 and October 1 of each year commencing October 1, 1998 (See note 7 to the notes to our consolidated financial statements). On July 24, 1998, we sold an additional $100.0 million of 7 7/8% Senior Notes Due 2008. After deducting discounts to initial purchasers and expenses of the offerings, the net proceeds from the sale of the Senior Notes Due 2008 were approximately $392.3 million. (See note 7 to the notes to our consolidated financial statements).

     At December 31, 1998, we had a $100.0 million revolving credit facility available with a consortium of commercial lending institutions. We had no borrowings and $26.4 million of letters of credit outstanding under the credit facility (See note 8 to the notes to our consolidated financial statements). The credit facility contains certain restrictions that limit or prohibit, among other things, the ability of Calpine or its subsidiaries to incur indebtedness, make payments of certain indebtedness, pay dividends, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations.

     At December 31, 1998, we also had $105.0 million of outstanding 9 1/4% Senior Notes Due 2004, which mature on February 1, 2004, with interest payable semi-annually on February 1 and August 1 of each year. In addition, we had $171.8 million of outstanding 10 1/2% Senior Notes Due 2006, which mature on May 15, 2006, with interest payable semi-annually on May 15 and November 15 of each year. During 1997, we issued $275.0 million of 8 3/4% Senior Notes Due 2007, which mature on July 15, 2007, with interest payable semi-annually on January 15 and July 15 of each year.

     At December 31, 1998, we had a $12.0 million letter of credit outstanding with The Bank of Nova Scotia to secure performance of the Clear Lake Power Plant.

     We have a $1.1 million working capital line with a commercial lender that may be used to fund short-term working capital commitments and letters of credit. At December 31, 1998, we had no borrowings under this working capital line and $74,000 of letters of credit outstanding. Borrowings accrue interest at prime plus 1%.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for financial statements for fiscal years beginning after December 15, 1998. For purposes of this SOP, start-up activities are defined broadly as those one-time activities related to opening a new facility, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities include activities related to organizing a new entity (commonly referred to as organization costs). We have assessed the impact and adopted SOP 98-5 as of December 31, 1998, and determined it to be immaterial to our consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes the reporting of information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. During 1998, we started the process of decentralization of our operations and will complete this process during 1999. This Statement will become effective upon completion of this process. We do not believe that this pronouncement will have a material impact on our consolidated financial statements.

     In June 1998, FASB also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards, requiring every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and require that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Statement must be applied to derivative instruments and to certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

     We have not yet analyzed the impact of adopting SFAS No. 133 on the financial statements and have not determined the timing of or method of the adoption of SFAS No. 133. However the Statement could increase the volatility of our earnings.

YEAR 2000 COMPLIANCE

     Year 2000 Compliance -- The "Year 2000 problem" refers to the fact that some computer hardware, software and embedded systems were designed to read and store dates using only the last two digits of the year.

     We are coordinating our efforts to address the impact of Year 2000 on our business through a Year 2000 Project Team comprised of representatives from each business unit and our Year 2000 Project Office. The Year 2000 Project Office is charged with addressing additional Year 2000 related issues including, but not limited to, business continuation and other contingency planning. The Year 2000 Project Team meets regularly to monitor the efforts of assigned staff and contractors to identify, remediate and test our technology.

     The Year 2000 Project Team is focusing on four separate technology domains:

     - corporate applications, which include core business systems,

     - non-information technology, which includes all operating and control systems,

     - end-user computing systems (that is, systems that are not considered core business systems but may contain date calculations), and

     - business partner and vendor systems.

     Corporate Applications -- Corporate applications are those major core systems, such as customer information, human resources and general ledger, for which our Management Information Systems department has responsibility. We utilize PeopleSoft for our major core systems. The PeopleSoft applications we utilize are in operation and have been determined to be Year 2000 compliant.

     Non-Information Technology/Embedded Systems -- Non-information technology includes such items as power plant operating and control systems, telecommunications and facilities-based equipment (e.g. telephones and two-way radios) and other embedded systems. Each business unit is responsible for the inventory and remediation of its embedded systems. In addition, we are working with the Electric Power Research Institute, a consortium of power companies, including investor-owned utilities, to coordinate vendor contacts and product evaluation. Because many embedded systems are similar across utilities, this concentrated effort should help to reduce total time expended in this area and help to ensure that our efforts are consistent with the efforts and practices of other power companies and utilities.

     An Inventory phase for non-information technology/embedded systems was completed in October 1998. An Initial Assessment phase was completed in December 1998. We plan to complete remediation of non-compliant systems by the second quarter of 1999. To date, all embedded systems that we have identified can be upgraded or modified within our current schedule. The schedule for addressing Year 2000 issues with respect to mission critical embedded systems is as follows:

                        PERCENTAGE
PHASE                   COMPLETED      STATUS      ESTIMATED COMPLETION DATE
-----                   ----------   -----------   --------------------------
Inventory.............     100%      Complete      September 1998
Initial Assessment....     100%      Complete      November 1998
Detail Assessment.....      70%      In Progress   February 1999 - March 1999
Remediation...........      40%      In Progress   May 1999 - June 1999
Contingency                  5%
  Planning............               In Progress   June 1999 - Sept 1999

     Testing of embedded systems is complex because some of the testing must be completed during power plant scheduled maintenance outages. Much of the testing will be accomplished in the spring of 1999 during regularly scheduled maintenance outage periods. At that time, at least one typical unit of each critical type will be tested by us or in cooperation with other power companies, and the requirement for further testing will be determined.

     End-User Computing Systems -- Some of our business units have developed systems, databases, spreadsheets, etc. that contain date calculations. Compliance of individual workstations is also included in this domain. These systems comprise a relatively small percentage of the required modification in terms of both number and criticality.

     Our end-user computing systems are being inventoried by each business unit and evaluated and remediated by our MIS staff. We have completed approximately 10% of remediation and testing of the end-user computing systems, and we expect to complete this process by mid-1999.

     Business Partner and Vendor Systems -- We have contracts with business partners and vendors who provide products and services to us. We are vigorously seeking to obtain Year 2000 assurances from these third parties. The Year 2000 Project Team and appropriate business units are jointly undertaking this effort. We have sent letters and accompanying Year 2000 surveys to about 800 vendors and suppliers. Over 400 responses have been received as of January 31, 1999. These responses outline to varying degrees the approaches vendors are undertaking to resolve Year 2000 issues within their own systems. Follow-up letters will be sent to those vendors who have not responded or whose responses were inadequate.

     Contingency Planning -- Contingency and business continuation planning are in various stages of development for critical and high-priority systems. Our existing disaster response plan and other contingency plans are currently being evaluated and will be adopted for use in case of any Year 2000-related disruption. We expect to complete our contingency planning by September 1999.

     Costs -- The costs of expected modifications are currently estimated to be approximately $1.7 million which will be charged to expense as incurred. From January 1, 1998 through December 31, 1998, $158,000 has been charged to expense. Approximately 9% of the estimated total cost was incurred in 1998, and the remainder will be incurred in 1999 and 2000. These costs have been and will be funded through operating cash flow. These estimates may change as additional evaluations are completed and remediation and testing progress.

     Risks -- We currently expect to complete our Year 2000 efforts with respect to critical systems by mid-1999. This schedule and our cost estimates may be affected by, among other things, the availability of Year 2000 personnel, the readiness of third parties, the timing for testing our embedded systems, the availability of vendor resources to complete embedded system assessments and produce required component upgrades and our ability to implement appropriate contingency plans.

     We produce revenues by selling power we produce to customers. We depend on transmission and distribution facilities that are owned and operated by investor-owned utilities to deliver power to our customers. If either our customers or the providers of transmission and distribution facilities experience significant disruptions as a result of the Year 2000 problem, our ability to sell and deliver power may be hindered, which could result in a loss of revenue.

     The cost or consequences of a materially incomplete or untimely resolution of the Year 2000 problem could adversely affect our future operations, financial results or our financial condition.

                                    BUSINESS

OVERVIEW

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 22 power plants having an aggregate capacity of 2,729 megawatts and have two acquisition transactions pending in which we will acquire 14 geothermal power plants with an aggregate capacity of 694 megawatts. We also have six gas-fired projects under construction having an aggregate capacity of 1,784 megawatts and have announced plans to develop five gas-fired power plants with a total capacity of 3,180 megawatts. Upon completion of pending acquisitions and projects under construction, we will have interests in 40 power plants having an aggregate capacity of 5,207 megawatts, of which we will have a net interest in 4,271 megawatts. This represents significant growth from the 342 megawatts of capacity we had at the end of 1993. Of this total generating capacity, 81% will be attributable to gas-fired facilities and 19% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, cash flow, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                              COMPOUND ANNUAL
                                      1993         1998         GROWTH RATE
                                    --------    ----------    ---------------
                                    (DOLLARS IN MILLIONS)
Total Revenue.....................   $ 69.9      $  555.9           51%
EBITDA............................     42.4         255.3           43%
Net Income........................      3.8          45.7           64%
Total Assets......................    302.3       1,728.9           42%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $250 billion of electricity sales in 1998 produced by an aggregate base of power generation facilities with a capacity of approximately 750,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our proven growth strategy, we utilize our extensive management and technical expertise to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development and expansion of power plants. We are actively pursuing the development and expansion of highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation. Our strategy is to develop power plants in strategic geographic locations that enable us to utilize existing power generation assets and operate the power plants as integrated electric generation systems. This allows us to achieve significant operating synergies and efficiencies in fuel procurement, power marketing and operations and maintenance.

       In July 1998, we achieved a key milestone in our development program by completing the development of our 240 megawatt gas-fired power plant in Pasadena, Texas. The Pasadena Power Plant serves as a prototype for future development projects. We currently have six gas-fired projects under construction, representing an additional 1,784 megawatts of capacity. Of these new projects, we are expanding our Pasadena and Clear Lake facilities by an aggregate of 545 megawatts. In addition, four new gas-fired power plants, with a total capacity of 1,239 megawatts, are currently under construction in Dighton, Massachusetts; Tiverton, Rhode Island; Rumford, Maine; and Westbrook, Maine. We have also announced plans to develop five additional power generation facilities, totaling an estimated 3,180 megawatts of electricity, in California, Texas and Arizona.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants. We have significantly expanded and diversified our project portfolio through the acquisition of power generation facilities through the completion of 21 acquisitions to date.

       We are currently in the process of completing two acquisitions comprising 14 geothermal power plants with an aggregate capacity of 694 megawatts located in The Geysers, California. On March 19, 1999, we completed the purchase of the remaining 75% interest in the steam fields that supply 12 of these geothermal power plants for $101.0 million. Historically, we have served as the steam supplier for these facilities, which have been owned and operated by PG&E. We anticipate that these acquisitions will enable us to consolidate our operations in The Geysers into a single ownership structure and to integrate the power plant and steam field operations, allowing us to optimize the efficiency and performance of the facilities. We believe that these acquisitions will provide us with significant synergies that utilize our expertise in geothermal power generation and position us to benefit from the demand for "green" energy in the competitive market.

     - Enhancement of the performance and efficiency of existing power projects. We continually seek to maximize the power generation potential of our operating assets and minimize our operating and maintenance expenses and fuel costs. This will become even more significant as our portfolio of power generation facilities expands to an aggregate of 40 power plants with an aggregate capacity of 5,207 megawatts, after completion of our pending acquisitions and projects currently under construction. We focus on operating our plants as an integrated system of power generation, which enables us to minimize costs and maximize operating efficiencies. As of December 31, 1998, our power generation facilities have operated at an average availability of approximately 96.5%. We believe that achieving and maintaining a low-cost of production will be increasingly important to compete effectively in the power generation market.

DESCRIPTION OF FACILITIES

     We currently have interests in 22 power generation facilities and three steam fields with a current aggregate capacity of approximately 3,018 megawatts, consisting of 18 gas-fired power plants with a total capacity of 2,602 megawatts, four geothermal power generation facilities with a total capacity of 127 megawatts, and three steam fields with a total capacity of 289 megawatts. We also have two pending acquisitions comprising 14 geothermal power plants with an aggregate capacity of 694 megawatts, six gas-fired projects currently under construction with an aggregate capacity of 1,784 megawatts, and have announced the development of five additional power plants with an aggregate capacity of 3,180 megawatts. Each of the power generation facilities currently in operation produces electricity for sale to a utility or other third-party end user. Thermal energy produced by the gas-fired cogeneration facilities is sold to governmental and industrial users.

     The gas-fired and geothermal power generation projects in which we have an interest produce electricity and thermal energy that are typically sold pursuant to long-term power sales agreements. Revenue from a power sales agreement usually consists of two components: energy payments and capacity payments. Energy payments are based on a power plant's net electrical output where payment rates may be determined by a schedule of prices covering a fixed number of years under the power sales agreement, after which payment rates are usually indexed to the fuel costs of the contracting utility or to general inflation indices. Capacity payments are based on a power plant's net electrical output and/or its available capacity. Energy payments are made for each kilowatt hour of energy delivered, while capacity payments, under certain circumstances, are made whether or not any electricity is delivered.

     Upon completion of the pending acquisitions and projects under construction, we will provide operating and maintenance services for 31 of the 40 power plants and steam fields in which we have an interest. Such services include the operation of power plants, geothermal steam fields, wells and well pumps, gathering systems and gas pipelines. We also supervise maintenance, materials purchasing and inventory control, manage cash flow, train staff and prepare operating and maintenance manuals for each power generation facility that we operate. As a facility develops an operating history, we analyze its operation and may modify or upgrade equipment or adjust operating procedures or maintenance measures to enhance the facility's reliability or profitability. These services are performed under the terms of an operating and maintenance agreement pursuant to which we are generally reimbursed for certain costs, paid an annual operating fee and may also be paid an incentive fee based on the performance of the facility. The fees payable to us are generally subordinated to any lease payments or debt service obligations of non-recourse financing for the project.

     In order to provide fuel for the gas-fired power generation facilities in which we have an interest, natural gas reserves are acquired or natural gas is purchased from third parties under supply agreements. We attempt to structure a gas-fired power facility's fuel supply agreement so that gas costs have a direct relationship to the fuel component of revenue energy payments. We currently hold interests in geothermal leaseholds in The Geysers that produce steam that is supplied to the power generation facilities owned by us for use in producing electricity.

     Certain power generation facilities in which we have an interest have been financed primarily with non-recourse project financing that is structured to be serviced out of the cash flows derived from the sale of electricity, thermal energy and/or steam produced by such facilities and provides that the obligations to pay interest and principal on the loans are secured almost solely by the capital stock or partnership interests, physical assets, contracts and/or cash flow attributable to the entities that own the facilities. The lenders under non-recourse project financing generally have no recourse for repayment against us or any of our assets or the assets of any other entity other than foreclosure on pledges of stock or partnership interests and the assets attributable to the entities that own the facilities.

     Substantially all of the power generation facilities in which we have an interest are located on sites which are leased on a long-term basis. See
"-- Properties."

     Set forth below is a map showing the locations of our power plants in operation, pending acquisitions, power plants under construction and announced
development projects.                [MAP]

                                                                   MEGAWATTS
                                                            -----------------------
                                                   # OF      PLANT      CALPINE NET
                                                  PLANTS    CAPACITY     INTEREST
                                                  ------    --------    -----------
In operation....................................    22       2,729         2,065
Pending acquisitions............................    14         694           694
Under construction
  -- New facilities.............................     4       1,239           967
  -- Expansion projects.........................    --         545           545
Announced development...........................     5       3,180         2,440
                                                    --       -----         -----
                                                    45       8,387         6,711
                                                    ==       =====         =====

     Set forth below is certain information regarding our operating power plants, plants under construction, pending power plant acquisitions and development projects.

                            POWER                        NAMEPLATE       CALPINE     CALPINE NET
                          GENERATION                      CAPACITY       INTEREST     INTEREST
      POWER PLANT         TECHNOLOGY     LOCATION      (MEGAWATTS)(1)   PERCENTAGE   (MEGAWATTS)
      -----------         ----------   -------------   --------------   ----------   -----------
OPERATING POWER PLANTS
Texas City..............  Gas-Fired        Texas             450.0          100%          450.0
Clear Lake..............  Gas-Fired        Texas             377.0          100%          377.0
Pasadena................  Gas-Fired        Texas             240.0          100%          240.0
Gordonsville............  Gas-Fired      Virginia            240.0           50%          120.0
Lockport................  Gas-Fired      New York            184.0         11.4%           20.9
Bayonne.................  Gas-Fired     New Jersey           165.0          7.5%           12.4
Auburndale..............  Gas-Fired       Florida            150.0           50%           75.0
Sumas(2)................  Gas-Fired     Washington           125.0           70%           87.5
King City...............  Gas-Fired     California           120.0          100%          120.0
Gilroy..................  Gas-Fired     California           120.0          100%          120.0
Kennedy International
  Airport...............  Gas-Fired      New York            107.0           50%           53.5
Pittsburg...............  Gas-Fired     California            70.0          100%           70.0
Sonoma(3)...............  Geothermal    California            60.0          100%           60.0
Bethpage................  Gas-Fired      New York             57.0          100%           57.0
Greenleaf 1.............  Gas-Fired     California            49.5          100%           49.5
Greenleaf 2.............  Gas-Fired     California            49.5          100%           49.5
Stony Brook.............  Gas-Fired      New York             40.0           50%           20.0
Agnews..................  Gas-Fired     California            29.0           20%            5.8
Watsonville.............  Gas-Fired     California            28.5          100%           28.5
West Ford Flat..........  Geothermal    California            27.0          100%           27.0
Bear Canyon.............  Geothermal    California            20.0          100%           20.0
Aidlin..................  Geothermal    California            20.0            5%            1.0
PENDING ACQUISITIONS
Sonoma County (12 power
  plants)(3)............  Geothermal    California           544.0          100%          544.0
Lake County (2 power
  plants)(3)............  Geothermal    California           150.0          100%          150.0
PROJECTS UNDER
  CONSTRUCTION
Westbrook...............  Gas-Fired        Maine             540.0          100%          540.0
Pasadena Expansion......  Gas-Fired        Texas             510.0          100%          510.0
Tiverton(4).............  Gas-Fired    Rhode Island          265.0         62.8%          166.4
Rumford(5)..............  Gas-Fired        Maine             265.0         66.7%          176.8
Dighton(6)..............  Gas-Fired    Massachusetts         169.0           50%           84.5
Clear Lake Expansion....  Gas-Fired        Texas              35.0          100%           35.0
ANNOUNCED DEVELOPMENT
Delta Energy Center.....  Gas-Fired     California           880.0           50%          440.0
Magic Valley............  Gas-Fired        Texas             700.0          100%          700.0
Metcalf Energy Center...  Gas-Fired     California           600.0           50%          300.0
South Point.............  Gas-Fired       Arizona            500.0          100%          500.0
Sutter..................  Gas-Fired     California           500.0          100%          500.0

---------------
(1) Nameplate capacity may not represent the actual output for a facility at any particular time.

(2) See "-- Operating Power Plants -- Sumas Power Plant" for a description of our interest in the Sumas Power Plant. Based on our current estimates, the payments to be received by us represent approximately 70% of distributable cash.

(3) For these geothermal power plants, nameplate capacity refers to the approximate capacity of the power plants. The capacity of these plants is expected to gradually diminish as the production of the related steam fields declines.

(4) See "Project Development and Acquisitions -- Project Development -- Projects Under Construction -- Tiverton Power Plant" for a description of our interest in the Tiverton Power Plant.

(5) See "Project Development and Acquisitions -- Project Development -- Projects Under Construction -- Rumford Power Plant" for a description of our interest in the Rumford Power Plant.

(6) See "Project Development and Acquisitions -- Project Development -- Projects Under Construction -- Dighton Power Plant" for a description of our interest in the Dighton Power Plant. Based on our current estimates, our interest represents our right to receive approximately 50% of project cash flow beginning at the commencement of commercial operation.

OPERATING POWER PLANTS

     Texas City Power Plant. The Texas City Power Plant is a 450 megawatt gas-fired cogeneration facility located in Texas City, Texas. Electricity generated by the Texas City Power Plant is sold under two separate long-term agreements to (1) Texas Utilities Electric Company ("TUEC") under a power sales agreement terminating on September 30, 2002, and (2) Union Carbide Corporation ("UCC") under a steam and electricity services agreement terminating on June 30, 1999. Each agreement contains payment provisions for capacity and electric energy payments. Under a steam and electricity services agreement expiring October 19, 2003, the Texas City Power Plant will supply UCC with 300,000 lbs/hr of steam on a monthly average basis, with the required supply of steam not exceeding 600,000 lbs/hr at any given time. During 1998, the Texas City Power Plant generated approximately 2,517,316,000 kilowatt hours of electric energy for sale to TUEC and UCC and approximately $188.3 million of revenue.

     Clear Lake Power Plant. The Clear Lake Power Plant is a 377 megawatt gas/ hydrogen-fired cogeneration facility located in Pasadena, Texas. Electricity generated by the Clear Lake Power Plant is sold under three separate long-term agreements to (1) Texas-New Mexico Power Company ("TNP") under a power sales agreement terminating in 2004, (2) Houston Lighting and Power Company ("HL&P") under a power sales agreement terminating in 2005, and (3) Hoechst Celanese Chemical Group, Inc. ("HCCG") under a power sales agreement terminating in 2004. Each power sales agreement contains payment provisions for capacity and energy payments. Under a steam purchase and sale agreement expiring August 31, 2004, the Clear Lake Power Plant will supply up to 900,000 lbs/hr of steam to HCCG. During 1998, the Clear Lake Power Plant generated approximately 2,912,649,000 kilowatt hours of electric energy for sale to TNP, HL&P and HCCG and approximately $89.3 million of revenue.

     Pasadena Power Plant. The Pasadena Power Plant is a 240 megawatt gas-fired cogeneration facility located in Pasadena, Texas. Electricity generated by the Pasadena Power Plant is sold under contract and into the open market. We entered into an energy sales agreement with Phillips Petroleum Company ("Phillips") terminating in 2018. Under this agreement, we provide 90 megawatts of electricity and 200,000 lbs/hr of steam to Phillips' Houston Chemical Complex. West Texas Utilities purchased 50 megawatts of capacity through the end of 1998. In 1999, LG&E Energy Marketing will purchase up to 150 megawatts of electricity under a one-year agreement. TUEC is also under contract to purchase up to 150 megawatts of electricity under a two-year agreement beginning December 1, 1999. The remaining available electricity output is sold into the competitive market through our power marketing organization. During 1998, the Pasadena Power Plant generated approximately 812,314,000 kilowatt hours of electric energy with approximately $30.5 million of revenue.

     Gordonsville Power Plant. The Gordonsville Power Plant is a 240 megawatt gas-fired cogeneration facility located near Gordonsville, Virginia. Electricity generated by the Gordonsville Power Plant is sold to the Virginia Electric and Power Company under two power sales agreements terminating on June 1, 2024, each of which include payment provisions for capacity and energy. The Gordonsville Power Plant sells steam to Rapidan Service Authority under the terms of a steam purchase and sales agreement, which expires June 1, 2004. During 1998, the Gordonsville Power Plant generated approximately 213,382,000 kilowatt hours of electrical energy and approximately $37.4 million of revenue.

     Lockport Power Plant. The Lockport Power Plant is a 184 megawatt gas-fired, combined-cycle cogeneration facility located in Lockport, New York. The facility is owned and operated by Lockport Energy Associates, L.P. ("LEA"). We own an indirect 11.36% limited partnership interest in LEA. Electricity and steam is sold to General Motors Corporation ("GM") under an energy sales agreement expiring in December 2007 for use at the GM Harrison plant, which is located on a site adjacent to the Lockport Power Plant. Electricity is also sold to New York State Electricity and Gas Company ("NYSEG") under a power purchase agreement expiring October 2007. NYSEG is required to purchase all of the electric power produced by the Lockport Power Plant not required by GM. For 1998, the Lockport Power Plant generated approximately 1,284,830,000 kilowatt hours of electricity and had $118.6 million in revenue.

     Bayonne Power Plant. The Bayonne Power Plant is a 165 megawatt gas-fired cogeneration facility located in Bayonne, New Jersey. The facility is primarily owned by an affiliate of Cogen Technologies, Inc. We own an indirect 7.5% limited partnership interest in the facility. Electricity generated by the Bayonne Power Plant is sold under various power sales agreements to Jersey Central Power & Light Company and Public Service Electric and Gas Company of New Jersey. The Bayonne Power Plant also sells steam to two industrial entities. During 1998, the Bayonne Power Plant generated approximately 1,399,860,000 kilowatt hours of electrical energy and approximately $116.6 million in revenue.

     Auburndale Power Plant. The Auburndale Power Plant is a 150 megawatt gas-fired cogeneration facility located near the city of Auburndale, Florida. Electricity generated by the Auburndale Power Plant is sold under various power sales agreements to Florida Power Corporation ("FPC"), Enron Power Marketing and Sonat Power Marketing. Auburndale sells 131.18 megawatts of capacity and energy to FPC under three power sales agreements, each terminating at the end of 2013. The Auburndale Power Plant sells steam under two steam purchase and sale agreements. One agreement is with Cutrale Citrus Juices, USA, an affiliate of Sucocitro Cutrale LTDA, expiring on July 1, 2014. The second agreement is with Todhunter International, Inc., doing business as Florida Distillers Company, expiring on July 1, 2009. During 1998, the Auburndale Power Plant generated approximately 1,022,146,000 kilowatt hours of electrical energy and approximately $49.6 million in revenue.

     Sumas Power Plant. The Sumas Power Plant is a 125 megawatt gas-fired, combined cycle cogeneration facility located in Sumas, Washington. We currently hold an ownership interest in the Sumas Power Plant, which entitles us to receive certain scheduled distributions during the next two years. Upon receipt of the scheduled distributions, we will no longer have any ownership interest in the Sumas Power Plant. Electrical energy generated by the Sumas Power Plant is sold to Puget Sound Power & Light Company ("Puget") under the terms of a power sales agreement terminating in 2013. Under the power sales agreement, Puget has agreed to purchase an annual average of 123 megawatts of electrical energy. In addition to the sale of electricity to Puget, pursuant to a long-term steam supply and dry kiln lease agreement, the Sumas Power Plant produces and sells approximately 23,000 lbs/hr of low pressure steam to an adjacent lumber-drying facility owned by Sumas, which has been leased to and is operated by Socco, Inc. During 1998, the Sumas Power Plant generated approximately 915,227,280 kilowatt hours of electrical energy and approximately $49.6 million of total revenue.

     King City Power Plant. The King City Power Plant is a 120 megawatt gas-fired, combined-cycle cogeneration facility located in King City, California. We operate the King City Power Plant under a long-term operating lease for this facility with BAF Energy ("BAF"), terminating in 2018. Electricity generated by the King City Power Plant is sold to Pacific Gas and Electric Company ("PG&E") under a power sales agreement terminating in 2019. The power sales agreement contains payment provisions for capacity and energy. In addition to the sale of electricity to PG&E, the King City Power Plant produces and sells thermal energy to a thermal host, Basic Vegetable Products, Inc., an affiliate of BAF, under a long-term contract coterminous with the power sales agreement. During 1998, the King City Power Plant generated approximately 428,825,000 kilowatt hours of electrical energy and approximately $45.6 million of total revenue.

     Gilroy Power Plant. The Gilroy Power Plant is a 120 megawatt gas-fired cogeneration facility located in Gilroy, California. Electricity generated by the Gilroy Power Plant is sold to PG&E under a power sales agreement terminating in 2018. In addition, the Gilroy Power Plant produces and sells thermal energy to a thermal host, Gilroy Foods, Inc., under a long-term contract that is coterminous with the power sales agreement. During 1998, the Gilroy Power Plant generated approximately 477,628,000 kilowatt hours of electrical energy for sale to PG&E and approximately $39.3 million in revenue.

     Kennedy International Airport Power Plant. The Kennedy International Airport Power Plant is a 107 megawatt gas-fired cogeneration facility located at John F. Kennedy International Airport in Queens, New York. The facility is owned and operated by KIAC Partners ("KIAC"). We own an indirect 50% general partnership interest in KIAC. Electricity and thermal energy generated by the Kennedy International Airport Power Plant is sold to the Port Authority, and incremental electric power is sold to Consolidated Edison Company of New York, the New York Power Authority and other utility customers. Electric power and chilled and hot water generated by the Kennedy International Airport Power Plant is sold to the Port Authority under an energy purchase agreement that expires November 2015. For 1998, the Kennedy International Airport Power Plant generated approximately 533,755,000 kilowatt hours of electrical energy, 266,252 mmbtu of chilled water and 178,405 mmbtu of hot water for sale to the Port Authority, and generated approximately $56.1 million in revenue.

     Pittsburg Power Plant. The Pittsburg Power Plant is a 70 megawatt gas-fired cogeneration facility, located at The Dow Chemical Company's ("Dow") Pittsburg, California chemical facility. We sell up to 18 megawatts of electricity to Dow under a power sales agreement expiring in 2008. Surplus energy is sold to PG&E under an existing power sales agreement. In addition, we sell approximately 200,000 lbs/hr of steam to Dow under an energy sales agreement expiring in 2003 and to USS-POSCO Industries' nearby steel mill under a process steam contract expiring in 2001. From its acquisition, in July 1998, through the end of 1998, the Pittsburg Power Plant generated approximately 92,358,000 kilowatt hours of electrical energy to Dow and PG&E and approximately $9.4 million in revenue.

     Sonoma Power Plant. The Sonoma Power Plant consists of a 60 megawatt geothermal power plant and associated steam fields located in Sonoma County, California. Electricity generated by the Sonoma Power Plant is sold to the Sacramento Municipal Utility District ("SMUD") under a power sales agreement for up to 50 megawatts of off-peak power production, terminating in 2001. In addition, SMUD has the option to purchase up to an additional 10 megawatts of peak power production through 2005. We market the excess electricity into the California power market. From its acquisition, in June 1998, through the end of 1998, the Sonoma Power Plant generated approximately 215,433,000 kilowatt hours of electrical energy and approximately $6.2 million in revenue.

     Bethpage Power Plant. The Bethpage Power Plant is a 57 megawatt gas-fired, combined cycle cogeneration facility located adjacent to a Northrup Grumman Corporation ("Grumman") facility in Bethpage, New York. Electricity and steam generated by the Bethpage Power Plant are sold to Grumman under an energy purchase agreement expiring August 2004. Electric power not sold to Grumman is sold to Long Island Power Authority ("LIPA") under a generation agreement also expiring August 2004. Grumman is also obligated to purchase a minimum of 158,000 klbs of steam per year from the Bethpage Power Plant. For 1998, the Bethpage Power Plant generated approximately 474,991,000 kilowatt hours of electrical energy for sale to Grumman and LIPA and approximately $32.9 million in revenue.

     Greenleaf 1 Power Plant. The Greenleaf 1 Power Plant is a 49.5 megawatt gas-fired cogeneration facility located near Yuba City, California. We operate this facility under an operating lease with Union Bank of California, terminating in 2014 (the "Greenleaf Lease"). Electricity generated by the Greenleaf 1 Power Plant is sold to PG&E under a power sales agreement terminating in 2019 which contains payment provisions for capacity and energy. In addition, the Greenleaf 1 Power Plant sells thermal energy, in the form of hot exhaust to dry wood waste, to a thermal host which is owned and operated by us. For 1998, the Greenleaf 1 Power Plant generated approximately 326,543,000 kilowatt hours of electrical energy for sale to PG&E and approximately $17.8 million in revenue.

     Greenleaf 2 Power Plant. The Greenleaf 2 Power Plant is a 49.5 megawatt gas-fired cogeneration facility located near Yuba City, California. This facility is also operated by us under the Greenleaf Lease. Electricity generated by the Greenleaf 2 Power Plant is sold to PG&E under a power sales agreement terminating in 2019 which includes payment provisions for capacity and energy. In addition to the sale of electricity to PG&E, the Greenleaf 2 Power Plant sells thermal energy to Sunsweet Growers, Inc. pursuant to a 30-year contract. For 1998, the Greenleaf 2 Power Plant generated approximately 377,101,000 kilowatt hours of electrical energy for sale to PG&E and approximately $20.3 million in revenue.

     Stony Brook Power Plant. The Stony Brook Power Plant is a 40 megawatt gas-fired cogeneration facility located on the campus of the State University of New York at Stony Brook, New York ("SUNY"). The facility is owned by Nissequogue Cogen Partners

("NCP"). We own an indirect 50% general partner interest in NCP. Steam and electric power is sold to SUNY under an energy supply agreement expiring in 2023. Under the energy supply agreement, SUNY is required to purchase, and the Stony Brook Power Plant is required to provide, all of SUNY's electric power and steam requirements up to 36.125 megawatts of electricity and 280,000 lbs/hr of process steam. The remaining electricity is sold to LIPA under a long-term agreement. LIPA is obligated to purchase electric power generated by the facility not required by SUNY. SUNY is required to purchase a minimum of 402,000 klbs per year of steam. For 1998, the Stony Brook Power Plant generated approximately 326,584,000 kilowatt hours of electrical energy and 1,185,000 klbs of steam for sale to SUNY and LIPA and approximately $31.1 million in revenue.

     Agnews Power Plant. The Agnews Power Plant is a 29 megawatt gas-fired, combined-cycle cogeneration facility located on the East Campus of the state-owned Agnews Developmental Center in San Jose, California. We hold a 20% ownership interest in GATX Calpine-Agnews, Inc., which is the sole stockholder of O.L.S. Energy-Agnews, Inc. ("O.L.S. Energy-Agnews"). O.L.S. Energy-Agnews leases the Agnews Power Plant under a sale leaseback arrangement. Electricity generated by the Agnews Power Plant is sold to PG&E under a power sales agreement terminating in 2021 which contains payment provisions for capacity and energy. In addition, the Agnews Power Plant produces and sells electricity and approximately 7,000 lbs/hr of steam to the Agnews Developmental Center pursuant to a 30-year energy service agreement. During 1998, the Agnews Power Plant generated approximately 215,180,000 kilowatt hours of electrical energy and total revenue of $11.7 million.

     Watsonville Power Plant. The Watsonville Power Plant is a 28.5 megawatt gas-fired, combined cycle cogeneration facility located in Watsonville, California. We operate the Watsonville Power Plant under an operating lease with the Ford Motor Credit Company, terminating in 2009. Electricity generated by the Watsonville Power Plant is sold to PG&E under a power sales agreement terminating in 2009 which contains payment provisions for capacity and energy. During 1998, the Watsonville Power Plant produced and sold steam to Farmers Processing, a food processor. In addition, the Watsonville Power Plant sold process water produced from its water distillation facility to Farmer's Cold Storage, Farmer's Processing and Cascade Properties. For 1998, the Watsonville Power Plant generated approximately 206,007,000 kilowatt hours of electrical energy for sale to PG&E and approximately $11.4 million in revenue.

     West Ford Flat Power Plant. The West Ford Flat Power Plant consists of a 27 megawatt geothermal power plant and associated steam fields located in northern California. Electricity generated by the West Ford Flat Power Plant is sold to PG&E under a power sales agreement terminating in 2008 which contains payment provisions for capacity and energy. During 1998, the West Ford Flat Power Plant generated approximately 235,529,000 kilowatt hours of electrical energy for sale to PG&E and approximately $34.6 million of revenue.

     Bear Canyon Power Plant. The Bear Canyon Power Plant consists of a 20 megawatt geothermal power plant and associated steam fields located in northern California, two miles south of the West Ford Flat Power Plant. Electricity generated by the Bear Canyon Power Plant is sold to PG&E under two 10 megawatt power sales agreements terminating in 2008 which contain payment provisions for capacity and energy. During 1998, the Bear Canyon Power Plant generated approximately 176,508,000 kilowatt hours of electrical energy and approximately $20.4 million of revenue.

     Aidlin Power Plant. The Aidlin Power Plant consists of a 20 megawatt geothermal power plant and associated steam fields located in northern California. We hold an indirect 5% ownership interest in the Aidlin Power Plant. Electricity generated by the Aidlin Power Plant is sold to PG&E under two 10 megawatt power sales agreements terminating in 2009 which contain payment provisions for capacity and energy. During 1998, the Aidlin Power Plant generated approximately 170,046,000 kilowatt hours of electrical energy and revenue of $24.4 million.

PROJECT DEVELOPMENT AND ACQUISITIONS

     We are actively engaged in the development and acquisition of power generation projects. We have historically focused principally on the development and acquisition of interests in gas-fired and geothermal power projects, although we also consider projects that utilize other power generation technologies. We have significant expertise in a variety of power generation technologies and have substantial capabilities in each aspect of the development and acquisition process, including design, engineering, procurement, construction management, fuel and resource acquisition and management, financing and operations.

ACQUISITIONS

     We will consider the acquisition of an interest in operating projects as well as projects under development where we would assume responsibility for completing the development of the project. In the acquisition of power generation facilities, we generally seek to acquire an ownership interest in facilities that offer us attractive opportunities for revenue and earnings growth, and that permit us to assume sole responsibility for the operation and maintenance of the facility. In evaluating and selecting a project for acquisition, we consider a variety of factors, including the type of power generation technology utilized, the location of the project, the terms of any existing power or thermal energy sales agreements, gas supply and transportation agreements and wheeling agreements, the quantity and quality of any geothermal or other natural resource involved, and the actual condition of the physical plant. In addition, we assess the past performance of an operating project and prepare financial projections to determine the profitability of the project. We generally seek to obtain a significant equity interest in a project and to obtain the operation and maintenance contract for that project. See
"-- Strategy" and "Risk Factors -- Our power project development and acquisition activities may not be successful."

     We have grown substantially in recent years as a result of acquisitions of interests in power generation facilities and steam fields. We believe that although the domestic power industry is undergoing consolidation and that significant acquisition opportunities are available, we are likely to confront significant competition for acquisition opportunities. In addition, there can be no assurance that we will continue to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, that we will be able to consummate such acquisitions.

     Pending Acquisitions

     Sonoma County Power Plants. On January 26, 1999, we announced that we had entered into definitive agreements to acquire 12 geothermal facilities from PG&E in Sonoma County, California (the "Sonoma County Power Plants"), having a combined capacity of 544 megawatts, for an aggregate investment of $139.0 million. As a result of the purchase of steam fields from Unocal Corporation on March 19, 1999, we currently own all of the steam fields supplying the Sonoma County Power Plants. We expect to complete the acquisition of the Sonoma County Power Plants upon receipt of approval by the California Public Utilities Commission ("CPUC") and FERC, currently anticipated to occur in April 1999. There can be no assurance that such approvals will be obtained or that we will successfully complete this acquisition. Upon acquiring these plants, we intend to sell their output into the competitive markets.

     Lake County Power Plants. On December 1, 1998, we announced that we had exercised our right of first refusal to acquire two geothermal facilities from PG&E in Lake County, California (the "Lake County Power Plants"), having a combined capacity of 150 megawatts, for $75.3 million. We currently own the steam field operations currently supplying the Lake County Power Plants. We expect to complete this acquisition upon receipt of the approval by the CPUC and FERC, currently anticipated to occur in April 1999. There can be no assurance that such approvals will be obtained or that we will successfully consummate this acquisition. Upon acquiring these plants, we intend to sell their output into the competitive markets.

     We anticipate that these acquisitions will enable us to consolidate our operations in The Geysers into a single ownership structure and to integrate the power plant and steam field operations, allowing us to optimize the efficiency and performance of the facilities. We believe that these acquisitions will provide us with significant synergies that leverage our expertise in geothermal power generation and position us to benefit from the demand for "green" energy in the competitive market.

PROJECT DEVELOPMENT

     The development of power generation projects involves numerous elements, including evaluating and selecting development opportunities, designing and engineering the project, obtaining power sales agreements, acquiring necessary land rights, permits and fuel resources, obtaining financing and managing construction. We intend to focus primarily on development opportunities where we are able to capitalize on our expertise in implementing an innovative and fully integrated approach to project development in which we control the entire development process. Utilizing this approach, we believe that we are able to enhance the value of our projects throughout each stage of development in an effort to maximize our return on investment.

     We are pursuing the development of highly efficient, low-cost power plants that seek to take advantage of inefficiencies in the electricity market. We intend to sell all or a portion of the power generated by such plants into the competitive market through a portfolio of short-, medium-and long-term power sales agreements. We expect that these projects will represent a prototype for our future plant developments. See "-- Strategy" and "Risk Factors -- Our power project development and acquisition activities may not be successful."

     The development of power generation facilities is subject to substantial risks. In connection with the development of a power generation facility, we must generally obtain power sales agreements, governmental permits and approvals, fuel supply and transportation agreements, sufficient equity capital and debt financing, electrical transmission agreements, site agreements and construction contracts, and there can be no assurance that we will be successful in doing so. In addition, project development is subject to certain environmental, engineering and construction risks relating to cost-overruns, delays and performance. Although we may attempt to minimize the financial risks in the development of a project by securing a favorable long-term power sales agreement, entering into power marketing transactions, and obtaining all required governmental permits and approvals, the development of a power project may require us to expend significant sums for preliminary engineering, permitting and legal and other expenses before it can be determined whether a project is feasible, economically attractive or financeable. If we were unable to complete the development of a facility, we would generally not be able to recover our investment in such a facility. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated and lengthy, often taking more than one year, and is subject to significant uncertainties. As a result of competition, it may be difficult to obtain a power sales agreement for a proposed project, and the prices offered in new power sales agreements for both electric capacity and energy may be less than the prices in prior agreements. We cannot assure that we will be successful in the development of power generation facilities in the future.

     Projects Under Construction

     Westbrook Power Plant. In February 1999, we acquired from Genesis Power Corporation ("Genesis"), a New England based power developer, the development rights to a 540 megawatt gas-fired combined-cycle power plant to be located in Westbrook, Maine (the "Westbrook Power Plant"). It is estimated that the development of the Westbrook Power Plant will cost approximately $300.0 million. Construction commenced in February 1999 and commercial operation is scheduled for early 2001. Upon completion, the Westbrook Power Plant will be operated by our company. It is anticipated that the output generated by the Westbrook Power Plant will be sold into the New England power market and to wholesale and retail customers in the northeastern United States.

     Pasadena Expansion. We are currently expanding the Pasadena Power Plant by an additional 510 megawatts. Construction began in November 1998 and commercial operation is expected to begin in June 2000. The electricity output from this expansion will be sold into the competitive market through our power sales activities.

     Tiverton Power Plant. In September 1998, we invested $40.0 million of equity in the development of a 265 megawatt gas-fired power plant to be located in Tiverton, Rhode Island (the "Tiverton Power Plant"). The Tiverton Power Plant is being developed by Energy Management Inc. ("EMI"). It is estimated that the development of the Tiverton Power Plant will cost approximately $172.5 million. For our investment in the Tiverton Power Plant, we will earn 62.8% of the Tiverton Power Plant project cash flow until a specified pre-tax return is reached, whereupon our company and EMI will share projected cash flows equally through the remaining life of the project. Construction commenced in late 1998 and commercial operation is currently scheduled for 2000. Upon completion, the Tiverton Power Plant will be operated by EMI and will sell its output in the New England power market and to wholesale and retail customers in the northeastern United States.

     Rumford Power Plant. In November 1998, we invested $40.0 million of equity in the development of a 265 megawatt gas-fired power plant to be located in Rumford, Maine (the "Rumford Power Plant"). The Rumford Power Plant is being developed by EMI. It is estimated that the development of the Rumford Power Plant will cost approximately $160.0 million. For our investment in the Rumford Power Plant, we will earn 66.7% of the Rumford Power Plant project cash flow until a specified pre-tax return is reached, whereupon our company and EMI will share projected cash flows equally through the remaining life of the project. Construction commenced in late 1998 and commercial operation is currently scheduled for 2000. Upon completion, the Rumford Power Plant will be operated by EMI and will sell its output in the New England power market and to wholesale and retail customers in the northeastern United States.

     Dighton Power Plant. In October 1997, we invested $16.0 million in the development of a 169 megawatt gas-fired combined-cycle power plant to be located in Dighton, Massachusetts (the "Dighton Power Plant"). This investment, which is structured as subordinated debt, will provide us with a preferred payment stream at a rate of 12.07% per annum for a period of twenty years from the commercial operation date. It is estimated that the development of the Dighton Power Plant will cost approximately $120.0 million. The Dighton Power Plant is being developed by EMI. Construction commenced in the fourth quarter of 1997 and commercial operation is scheduled to begin in May 1999. Upon completion, the Dighton Power Plant will be operated by EMI and will sell its output into the New England power market and to wholesale and retail customers in the northeastern United States.

     Clear Lake Expansion. We are currently expanding the Clear Lake Plant by 35 megawatts through certain capital improvements. Improvements began in late 1998 and commercial operation is expected to begin in June 1999. The electricity output from this expansion will be sold into the competitive market through our power sales activities.

     Announced Development Projects

     Delta Energy Center. On February 3, 1999, we, together with Bechtel Enterprises, announced plans to develop an 880 megawatt gas-fired cogeneration project in Pittsburg, California (the "Delta Energy Center"). The Delta Energy Center will provide steam and electricity to the nearby Dow Chemical Company facility and market the excess electricity into the California power market. We anticipate that construction will commence in early 2000 and that operation of the facility will commence in 2002. We are currently pursuing regulatory agency permits for this project. On February 3, 1999, our company and Bechtel announced that the Delta Energy Center has met the California Energy Commission's Data Adequacy requirements in its Application for Certification.

     Magic Valley Power Plant. On May 26, 1998, we announced that we had signed a 20-year power sales agreement to provide electricity to the Magic Valley Electric Cooperative, Inc. of Mercedes, Texas beginning in 2001. The power will be supplied by our Magic Valley Generating Station, a 700 megawatt natural gas-fired power plant under development in Edinburg, Texas. Magic Valley, a 51,000 member non-profit electric cooperative, initially will purchase from 250 to 400 megawatts of capacity, with an option to purchase additional capacity. We are marketing additional capacity to other wholesale customers, initially targeting south Texas. Permitting for the Magic Valley plant is underway, with construction expected to begin in late 1999.

     Metcalf Energy Center. On February 24, 1999, we, together with Bechtel Enterprises, announced plans to develop a 600 megawatt gas-fired cogeneration project in San Jose, California (the "Metcalf Energy Center"). We expect the California Energy Commission review, licensing and public hearing process will be completed by mid-2000. We anticipate that construction will commence following this approval and that commercial operation of the facility will commence in mid-2002. Electricity generated by the Metcalf Energy Center will be sold into the California power market.

     South Point Power Plant. In May 1998, we announced that we had entered into a long-term lease agreement with the Fort Mojave Indian Tribe to develop a 500 megawatt gas-fired power plant (the "South Point Power Plant") on the tribe's reservation in Mojave County, Arizona. The electricity generated will be sold to the Arizona, Nevada and California power markets. We anticipate that the South Point Power Plant will commence operation in 2000.

     Sutter Power Plant. In February 1997, we announced plans to develop a 500 megawatt gas-fired combined cycle project in Sutter County, in northern California (the "Sutter Power Plant"). The Sutter Power Plant would be northern California's first newly constructed power plant. The Sutter Power Plant is expected to provide electricity to the deregulated California power market commencing in the year 2000. We are currently pursuing regulatory agency permits for this project. On January 21, 1998, we announced that the Sutter Power Plant has met the California Energy Commission's Data Adequacy requirements in its Application for Certification.

GAS FIELDS

     Montis Niger. On January 31, 1997, we purchased Montis Niger, Inc., a gas production and pipeline company operating primarily in the Sacramento Basin in northern California. On July 25, 1997, Montis Niger, Inc. was renamed Calpine Gas Company. As of January 1, 1998, Calpine Gas Company had approximately 8.1 billion cubic feet of proven natural gas reserves and approximately 13,837 gross acres and 13,738 net acres under lease in the Sacramento Basin. In addition, Calpine Gas Company owns and operates an 80-mile pipeline delivering gas to the Greenleaf 1 and 2 Power Plants which had been either produced by Calpine Gas Company or purchased from third parties. Calpine Gas Company currently supplies approximately 79% of the fuel requirements for the Greenleaf 1 and 2 Power Plants.

     Sheridan. On January 27, 1999, we announced that we had acquired a 20% interest in 82 billion cubic feet of proven natural gas reserves located in the Sacramento Basin in northern California. Sheridan Energy, Inc. ("Sheridan") owns the remaining 80% interest in these reserves. In addition, we signed a 10-year agreement with Sheridan under which we will purchase all of Sheridan's Sacramento Basin production, which currently approximates 20,000 mmbtu per day.

GOVERNMENT REGULATION

     We are subject to complex and stringent energy, environmental and other governmental laws and regulations at the federal, state and local levels in connection with the development, ownership and operation of its energy generation facilities. Federal laws and regulations govern transactions by electrical and gas utility companies, the types of fuel which may be utilized by an electric generating plant, the type of energy which may be produced by such a plant and the ownership of a plant. State utility regulatory commissions must approve the rates and, in some instances, other terms and conditions under which public utilities purchase electric power from independent producers and sell retail electric power. Under certain circumstances where specific exemptions are otherwise unavailable, state utility regulatory commissions may have broad jurisdiction over non-utility electric power plants. Energy producing projects also are subject to federal, state and local laws and administrative regulations which govern the emissions and other substances produced, discharged or disposed of by a plant and the geographical location, zoning, land use and operation of a plant. Applicable federal environmental laws typically have both state and local enforcement and implementation provisions. These environmental laws and regulations generally require that a wide variety of permits and other approvals be obtained before the commencement of construction or operation of an energy-producing facility and that the facility then operate in compliance with such permits and approvals.

FEDERAL ENERGY REGULATION

     PURPA

     The enactment of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the adoption of regulations thereunder by FERC provided incentives for the development of cogeneration facilities and small power production facilities (those utilizing renewable fuels and having a capacity of less than 80 megawatts).

     A domestic electricity generating project must be a QF under FERC regulations in order to take advantage of certain rate and regulatory incentives provided by PURPA. PURPA exempts owners of QFs from the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and exempts QFs from most provisions of the Federal Power Act (the "FPA") and, except under certain limited circumstances, state laws concerning rate or financial regulation. These exemptions are important to us and our competitors. We believe that each of the electricity generating projects in which we own an interest and which operates as a QF power producer currently meets the requirements under PURPA necessary for QF status.

     PURPA provides two primary benefits to QFs. First, QFs generally are relieved of compliance with extensive federal, state and local regulations that control the financial structure of an electric generating plant and the prices and terms on which electricity may be sold by the plant. Second, the FERC's regulations promulgated under PURPA require that electric utilities purchase electricity generated by QFs at a price based on the purchasing utility's "avoided cost," and that the utility sell back-up power to the QF on a non-discriminatory basis. The term "avoided cost" is defined as the incremental cost to an electric utility of electric energy or capacity, or both, which, but for the purchase from QFs, such utility would generate for itself or purchase from another source. The FERC regulations also permit QFs and utilities to negotiate agreements for utility purchases of power at rates lower than the utility's avoided costs. While public utilities are not explicitly required by PURPA to enter into long-term power sales agreements, PURPA helped to create a regulatory environment in which it has been common for long-term agreements to be negotiated.

     In order to be a QF, a cogeneration facility must produce not only electricity, but also useful thermal energy for use in an industrial or commercial process for heating or cooling applications in certain proportions to the facility's total energy output and must meet certain energy efficiency standards. A geothermal facility may qualify as a QF if it produces less than 80 megawatts of electricity. Finally, a QF (including a geothermal or hydroelectric QF or other qualifying small power producer) must not be controlled or more than 50% owned by an electric utility or by most electric utility holding companies, or a subsidiary of such a utility or holding company or any combination thereof.

     We endeavor to develop our projects, monitor compliance by the projects with applicable regulations and choose our customers in a manner which minimizes the risks of any project losing its QF status. Certain factors necessary to maintain QF status are, however, subject to the risk of events outside our control. For example, loss of a thermal energy customer or failure of a thermal energy customer to take required amounts of thermal energy from a cogeneration facility that is a QF could cause the facility to fail requirements regarding the level of useful thermal energy output. Upon the occurrence of such an event, we would seek to replace the thermal energy customer or find another use for the thermal energy which meets PURPA's requirements, but no assurance can be given that this would be possible.

     If one of the facilities in which we have an interest should lose its status as a QF, the project would no longer be entitled to the exemptions from PUHCA and the FPA. This could also trigger certain rights of termination under the facility's power sales agreement, could subject the facility to rate regulation as a public utility under the FPA and state law and could result in us inadvertently becoming a public utility holding company by owning more than 10% of the voting securities of, or controlling, a facility that would no longer be exempt from PUHCA. This could cause all of our remaining projects to lose their qualifying status, because QFs may not be controlled or more than 50% owned by such public utility holding companies. Loss of QF status may also trigger defaults under covenants to maintain QF status in the projects' power sales agreements, steam sales agreements and financing agreements and result in termination, penalties or acceleration of indebtedness under such agreements such that loss of status may be on a retroactive or a prospective basis.

     Under the Energy Policy Act of 1992, if a facility can be qualified as an exempt wholesale generator ("EWG"), it will be exempt from PUHCA even if it does not qualify as a QF. Therefore, another response to the loss or potential loss of QF status would be to apply to have the project qualified as an EWG. However, assuming this changed status would be permissible under the terms of the applicable power sales agreement, rate approval from FERC would be required. In addition, the facility would be required to cease selling electricity to any retail customers (such as the thermal energy customer) to retain its EWG status and could become subject to state regulation of sales of thermal energy. See
"-- Public Utility Holding Company Regulation."

     Currently, Congress is considering proposed legislation that would amend PURPA by eliminating the requirement that utilities purchase electricity from QFs at avoided costs. We do not know whether such legislation will be passed or what form it may take. We believe that if any such legislation is passed, it would apply only to new projects. As a result, although such legislation may adversely affect our ability to develop new projects, we believe it would not affect our existing QFs. There can be no assurance, however, that any legislation passed would not adversely impact our existing projects.

     Public Utility Holding Company Regulation

     Under PUHCA, any corporation, partnership or other legal entity which owns or controls 10% or more of the outstanding voting securities of a "public utility company" or a company which is a "holding company" for a public utility company is subject to registration with the SEC and regulation under PUHCA, unless eligible for an exemption. A holding company of a public utility company that is subject to registration is required by PUHCA to limit its utility operations to a single integrated utility system and to divest any other operations not functionally related to the operation of that utility system. Approval by the SEC is required for nearly all important financial and business dealings of a registered holding company. Under PURPA, most QFs are not public utility companies under PUHCA.

     The Energy Policy Act of 1992, among other things, amends PUHCA to allow EWGs, under certain circumstances, to own and operate non-QF electric generating facilities without subjecting those producers to registration or regulation under PUHCA. The effect of such amendments has been to enhance the development of non-QFs which do not have to meet the fuel, production and ownership requirements of PURPA. We believe that these amendments benefit us by expanding our ability to own and operate facilities that do not qualify for QF status. However, they have also resulted in increased competition by allowing utilities to develop such facilities which are not subject to the constraints of PUHCA.

     Federal Natural Gas Transportation Regulation

     We have an ownership interest in 18 gas-fired cogeneration projects. The cost of natural gas is ordinarily the largest expense (other than debt service costs) of a gas-fired project and is critical to the project's economics. The risks associated with using natural gas can include the need to arrange transportation of the gas from great distances, including obtaining removal, export and import authority if the gas is transported from Canada; the possibility of interruption of the gas supply or transportation (depending on the quality of the gas reserves purchased or dedicated to the project, the financial and operating strength of the gas supplier, whether firm or non-firm transportation is purchased and the operating of the gas pipeline); and obligations to take a minimum quantity of gas and pay for it (i.e., take-and-pay obligations).

     Pursuant to the Natural Gas Act, FERC has jurisdiction over the transportation and storage of natural gas in interstate commerce. With respect to most transactions that do not involve the construction of pipeline facilities, regulatory authorization can be obtained on a self-implementing basis. However, pipeline rates and terms and conditions for such services are subject to continuing FERC oversight.

STATE REGULATION

     State public utility commissions ("PUCs") have historically had broad authority to regulate both the rates charged by, and the financial activities of, electric utilities operating in their states and to promulgate regulation for implementation of PURPA. Since a power sales agreement becomes a part of a utility's cost structure (generally reflected in its retail rates), power sales agreements with independent electricity producers, such as EWGs, are potentially under the regulatory purview of PUCs and in particular the process by which the utility has entered into the power sales agreements. If a PUC has approved the process by which a utility secures its power supply, a PUC is generally inclined to "pass through" the expense associated with power purchase agreement with an independent power producer to the utility's retail customer. However, a regulatory commission under certain circumstances may disallow the full reimbursement to a utility for the cost to purchase power from a QF or an EWG. In addition, retail sales of electricity or thermal energy by an independent power producer may be subject to PUC regulation depending on state law. Independent power producers which are not QFs under PURPA, or EWGs pursuant to the Energy Policy Act of 1992, are considered to be public utilities in many states and are subject to broad regulation by a PUC, ranging from requirement of certificate of public convenience and necessity to regulation of organizational, accounting, financial and other corporate matters. States may assert jurisdiction over the siting and construction of electric generating facilities including QFs and EWGs and, with the exception of QFs, over the issuance of securities and the sale or other transfer of assets by these facilities.

     In the State of California, restructuring legislation was enacted in September 1996 and was implemented in 1998. This legislation established an Independent Systems Operator ("ISO") responsible for centralized control and efficient and reliable operation of the state-wide electric transmission grid, and a Power Exchange responsible for an efficient competitive electric energy auction open on a non-discriminatory basis to all electric services providers. Other provisions include the quantification and qualification of utility stranded costs to be eligible for recovery through competitive transition charges ("CTC"), market power mitigation through utility divestiture of fossil generation plants, the unbundling and establishment of rate structure for historical utility functions, the continuation of public purpose programs and issues related to issuance of rate reduction bonds.

     The California Energy Commission ("CEC") and Legislature have responsibility for development of a competitive market mechanism for allocation and distribution of funds made available by the legislation for enhancement of in-state renewable resource technologies and public interest research and development programs. Funds are to be available through the four-year transition period to a fully competitive electric services industry.

     In addition to the significant opportunity provided for power producers such as us through implementation of customer choice (direct access), the California restructuring legislation both recognizes the sanctity of existing contracts (including QF power sales contracts), provides for mitigation of utility horizontal market power through divestiture of fossil generation by California public utilities and provides funds for continuation of public services programs including fuel diversity through enhancement for in-state renewable technologies (includes geothermal) for the four-year transition period to a fully competitive electric services industry.

     Other states in which we conduct operations either have implemented or are actively considering similar restructuring legislation.

     State PUCs also have jurisdiction over the transportation of natural gas by local distribution companies ("LDCs"). Each state's regulatory laws are somewhat different; however, all generally require the LDC to obtain approval from the PUC for the construction of facilities and transportation services if the LDC's generally applicable tariffs do not cover the proposed transaction. LDC rates are usually subject to continuing PUC oversight.

REGULATION OF CANADIAN GAS

     The Canadian natural gas industry is subject to extensive regulation by governmental authorities. At the federal level, a party exporting gas from Canada must obtain an export license from the Canadian National Energy Board ("NEB"). The NEB also regulates Canadian pipeline transportation rates and the construction of pipeline facilities. Gas producers also must obtain a removal permit or license from provincial authorities before natural gas may be removed from the province, and provincial authorities may regulate intra-provincial pipeline and gathering systems. In addition, a party importing natural gas

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

into the United States first must obtain an import authorization from the U.S. Department of Energy.

ENVIRONMENTAL REGULATIONS

     The exploration for and development of geothermal resources and the construction and operation of power projects are subject to extensive federal, state and local laws and regulations adopted for the protection of the environment and to regulate land use. The laws and regulations applicable to us primarily involve the discharge of emissions into the water and air and the use of water, but can also include wetlands preservation, endangered species, waste disposal and noise regulations. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from federal, state and local agencies.

     Noncompliance with environmental laws and regulations can result in the imposition of civil or criminal fines or penalties. In some instances, environmental laws also may impose clean-up or other remedial obligations in the event of a release of pollutants or contaminants into the environment. The following federal laws are among the more significant environmental laws as they apply to us. In most cases, analogous state laws also exist that may impose similar, and in some cases more stringent, requirements on us as those discussed below.

     Clean Air Act

     The Federal Clean Air Act of 1970 (the "Clean Air Act") provides for the regulation, largely through state implementation of federal requirements, of emissions of air pollutants from certain facilities and operations. As originally enacted, the Clean Air Act sets guidelines for emissions standards for major pollutants (i.e., sulfur dioxide and nitrogen oxide) from newly built sources. In late 1990, Congress passed the Clean Air Act Amendments (the "1990 Amendments"). The 1990 Amendments attempt to reduce emissions from existing sources, particularly previously exempted older power plants. We believe that all of our operating plants are in compliance with federal performance standards mandated for such plants under the Clean Air Act and the 1990 Amendments. With respect to its Aidlin geothermal plant and one of its steam field pipelines, our operations have, in certain instances, necessitated variances under applicable California air pollution control laws. However, we believe that we are in material compliance with such laws with respect to such facilities.

     Clean Water Act

     The Federal Clean Water Act (the "Clean Water Act") establishes rules regulating the discharge of pollutants into waters of the United States. We are required to obtain a wastewater and storm water discharge permit for wastewater and runoff, respectively, from certain of our facilities. We believe that, with respect to our geothermal operations, we are exempt from newly promulgated federal storm water requirements. We believe that we are in material compliance with applicable discharge requirements under the Clean Water Act.

     Resource Conservation and Recovery Act

     The Resource Conservation and Recovery Act ("RCRA") regulates the generation, treatment, storage, handling, transportation and disposal of solid and hazardous waste. We believe that we are exempt from solid waste requirements under RCRA. However, particularly with respect to its solid waste disposal practices at the power generation facilities and steam fields located at The Geysers, we are subject to certain solid waste requirements under applicable California laws. We believe that our operations are in material compliance with such laws.

     Comprehensive Environmental Response, Compensation, and Liability Act

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), requires cleanup of sites from which there has been a release or threatened release of hazardous substances and authorizes the United States Environmental Protection Agency ("EPA") to take any necessary response action at Superfund sites, including ordering potentially responsible parties ("PRPs") liable for the release to take or pay for such actions. PRPs are broadly defined under CERCLA to include past and present owners and operators of, as well as generators of wastes sent to, a site. As of the present time, we are not subject to liability for any Superfund matters. However, we generate certain wastes, including hazardous wastes, and sends certain of our wastes to third-party waste disposal sites. As a result, there can be no assurance that we will not incur liability under CERCLA in the future.

COMPETITION

     The power generation industry is characterized by intense competition, and we encounter competition from utilities, industrial companies and other independent power producers. In recent years, there has been increasing competition in an effort to obtain power sales agreements, and this competition has contributed to a reduction in electricity prices. In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power industry. In California, the CPUC issued decisions which provide for direct access for all customers as of April 1, 1998. Regulatory initiatives are also being considered in other states, including Texas, New York and states in New England. See "Business -- Government Regulation -- State Regulation." This competition has put pressure on electric utilities to lower their costs, including the cost of purchased electricity, and increasing competition in the supply of electricity in the future will increase this pressure.

EMPLOYEES

     As of December 31, 1998, we employed 458 people. None of our employees are covered by collective bargaining agreements, and we have never experienced a work stoppage, strike or labor dispute. We consider relations with our employees to be good.

PROPERTIES

     Our principal executive office is located in San Jose, California, under a lease that expires in June 2001.

     We have leasehold interests in 109 leases comprising 27,263 acres of federal, state and private geothermal resource lands in The Geysers area in northern California. These leases comprise our West Ford Flat Power Plant, Bear Canyon Power Plant and certain steam fields. In the Glass Mountain and Medicine Lake areas in northern California, we hold leasehold interests in 18 leases comprising approximately 25,028 acres of federal geothermal resource lands.

     In general, under the leases, we have the exclusive right to drill for, produce and sell geothermal resources from these properties and the right to use the surface for all related purposes. Each lease requires the payment of annual rent until commercial quantities of geothermal resources are established. After such time, the leases require the payment of minimum advance royalties or other payments until production commences, at which time production royalties are payable. Such royalties and other payments are payable to landowners, state and federal agencies and others, and vary widely as to the particular lease. The leases are generally for initial terms varying from 10 to 20 years or for so long as geothermal resources are produced and sold. Certain of the leases contain drilling or other exploratory work requirements. In certain cases, if a requirement is not fulfilled, the lease may be terminated and in other cases additional payments may be required. We believe that our leases are valid and that we have complied with all the requirements and conditions material to the continued effectiveness of the leases. A number of our leases for undeveloped properties may expire in any given year. Before leases expire, we perform geological evaluations in an effort to determine the resource potential of the underlying properties. We cannot assure that we will decide to renew any expiring leases.

     We own 77 acres in Sutter County, California, on which the Greenleaf 1 Power Plant is located.

     We own Calpine Gas Company, which leases property covering approximately 13,837 gross acres and 13,738 net acres.

     See "-- Description of Facilities" for a description of the other material leased or owned properties in which we have an interest. We believe that our properties are adequate for our current operations.

LEGAL PROCEEDINGS

     On September 30, 1997, a lawsuit was filed by Indeck North American Power Fund ("Indeck") in the Circuit Court of Cook County, Illinois against Norweb plc. and certain other parties, including us. Some of Indeck's claims relate to Calpine Gordonsville, Inc.'s acquisition of a 50% interest in Gordonsville Energy from Northern Hydro Limited and Calpine Auburndale, Inc.'s acquisition of a 50% interest in Auburndale Power Plant Partners Limited Partnership from Norweb Power Services (No. 1) Limited. Indeck is claiming that Calpine Gordonsville, Inc., Calpine Auburndale, Inc. and Calpine Corporation tortiously interfered with Indeck's contractual rights to purchase such interests and conspired with other parties to do so. Indeck is seeking $25.0 million in compensatory damages, $25.0 million in punitive damages, and the recovery of attorneys' fees and costs. In July 1998, the court granted motions to dismiss, without prejudice, the claims against Calpine Gordonsville, Inc. and Calpine Auburndale, Inc. In August 1998, Indeck filed an amended complaint and the defendants filed motions to dismiss. We expect a hearing on the motions to be held in the near future. We are unable to predict the outcome of these proceedings but we do not believe that these proceedings will have a materially adverse effect on our financial results.

     There is currently a dispute between Texas-New Mexico Power Company ("TNP") and Clear Lake Cogeneration ("CLC"), which owns the Clear Lake Power Plant, regarding certain costs and other amounts that TNP has withheld from payments due under the power sales agreement from August 1997 until October 1998. TNP has withheld approximately $450,000 per month related to transmission charges. In October 1997, CLC filed a petition for declaratory order with the Texas Public Utilities Commission ("Texas PUC") requesting a declaration that TNP's withholding is in error, which petition is currently pending. Also, as of September 30, 1998, TNP has withheld approximately $7.7 million of standby power charges. CLC filed an action in Texas courts on October 2, 1997, alleging TNP's breach of the power sales agreement and is seeking refund of the standby charges. In October 1998, TNP and CLC reached an agreement in principle to settle all outstanding disputes. The parties have finalized the settlement documentation. This documentation will be submitted to the Texas PUC for approval. Both the Texas PUC action and the court action have been put on hold pending completion of the settlement and we do not believe that these proceedings will have a materially adverse effect on our financial results.

     An action was filed against Lockport Energy Associates ("LERA") and the New York Public Service Commission ("NYPSC") in August 1997 by New York State Electricity and Gas Company ("NYSEG") in the Federal District Court for the Northern District of New York. NYSEG has requested the Court to direct NYPSC and the Federal Energy Regulatory Commission (the "FERC") to modify contract rates to be paid to the Lockport Power Plant. In October 1997, NYPSC filed a cross-claim alleging that the FERC violated PURPA and the Federal Power Act by failing to reform the NYSEG contract that was previously approved by the NYPSC. Although we are unable to predict the outcome of this case, in any event, we retain the right to require The Brooklyn Union Gas Company to purchase our interest in the Lockport Power Plant for $18.9 million, less equity distributions received by us, at any time before December 19, 2001.

     We and our affiliates are involved in various other claims and legal actions arising out of the normal course of business. We do not expect that the outcome of these proceedings will have a material adverse effect on our financial position or results of operations, although we cannot assure you in this regard.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to our directors and executive officers.

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Peter Cartwright....................  69    Chairman of the Board, President,
                                            Chief Executive Officer and Director
Ann B. Curtis.......................  48    Executive Vice President, Chief
                                              Financial Officer, Corporate
                                              Secretary and Director
Jeffrey E. Garten...................  52    Director
Susan C. Schwab.....................  43    Director
George J. Stathakis.................  68    Director
John O. Wilson......................  60    Director
V. Orville Wright...................  78    Director
Lynn A. Kerby.......................  60    Executive Vice President-Operations
Robert D. Kelly.....................  41    Senior Vice President-Finance

     Set forth below is certain information with respect to each director and executive officer.

     Peter Cartwright founded our company in 1984 and has served as a Director and as our President and Chief Executive Officer since inception. Mr. Cartwright became Chairman of our board of directors in September 1996. From 1979 to 1984, Mr. Cartwright was Vice President and General Manager of the Western Regional Office of Gibbs & Hill, Inc. ("Gibbs & Hill"), an architect-engineering firm that specialized in power engineering projects. From 1960 to 1979, Mr. Cartwright worked for General Electric's Nuclear Energy Division. His responsibilities included plant construction, project management and new business development. He served on the board of directors of nuclear fuel manufacturing companies in Germany, Italy and Japan. Mr. Cartwright was responsible for General Electric's technology development and licensing programs in Europe and Japan. Mr. Cartwright obtained a Master of Science Degree in Civil Engineering from Columbia University in 1953 and a Bachelor of Science Degree in Geological Engineering from Princeton University in 1952.

     Ann B. Curtis has served as Executive Vice President of our company since August 1998, and before that was our Senior Vice President since September 1992, and has been employed by us since our inception in 1984. Ms. Curtis became a Director of our company in September 1996. She is responsible for our financial and administrative functions, including the functions of general counsel, corporate and project finance, accounting, human resources, public relations and investor relations. Ms. Curtis also serves as our Chief Financial Officer and Corporate Secretary. From our inception in 1984 through 1992, she served as our Vice President for Management and Financial Services. Prior to joining our company, Ms. Curtis was Manager of Administration for the Western Regional Office of Gibbs & Hill.

     Jeffrey E. Garten became a Director of our company in January 1997. Mr. Garten has served as Dean of the Yale School of Management and William S. Beinecke Professor in the Practice of International Trade and Finance since November 1995. Mr. Garten served as Undersecretary of Commerce of International Trade in the United States Department of Commerce from November 1993 to October 1995. From October 1990 to October 1992, Mr. Garten was a managing director of The Blackstone Group, an investment banking firm. Prior thereto, Mr. Garten founded and managed The Eliot Group, a small investment bank, from November 1987 to October 1990, and served as managing director of Lehman Brothers from January 1979 to November 1987.

     Susan C. Schwab became a Director of our company in January 1997. Dr. Schwab has served as Dean of the School of Public Affairs at the University of Maryland since August 1995. Dr. Schwab served as Director, Corporate Business Development at Motorola, Inc. from July 1993 to August 1995. She also served as Assistant Secretary of Commerce for the U.S. and Foreign Commercial Service from March 1989 to May 1993.

     George J. Stathakis became a Director of our company in September 1996 and has served as a Senior Advisor to us since December 1994. Mr. Stathakis has been providing financial, business and management advisory services to numerous corporations since 1985. He also served as Chairman of the Board and Chief Executive Officer of Ramtron International Corporation, an advanced technology semiconductor company, from 1990 to 1994. From 1986 to 1989, he served as Chairman of the Board and Chief Executive Officer of International Capital Corporation, a subsidiary of American Express. Prior to 1986, Mr. Stathakis served thirty-two years with General Electric Corporation in various management and executive positions. During his service with General Electric Corporation, Mr. Stathakis founded the General Electric Trading Company and was appointed its first President and Chief Executive.

     John O. Wilson became a Director of our company in January 1997. Mr. Wilson has served as a Senior Research Fellow at the Berkeley Roundtable on the International Economy and as Executive Vice President and Chief Economist of SDR Capital Management, Inc. since January 1999. Mr. Wilson served as Executive Vice President and Chief Economist at Bank of America from August 1984 to January 1999. He joined Bank of America in June 1975 as Director of Economics-Policy Research. He served as a faculty member at the University of California at Berkeley from September 1979 to June 1991, at the University of Connecticut from September 1974 to June 1975, and at Yale University from January 1967 to September 1970. Mr. Wilson also served as Director of Regulatory Analysis of the U.S. Atomic Energy Commission from April 1972 to October 1972, as Director of Welfare Reform of the Department of Health, Education and Welfare from April 1971 to April 1972, and as Assistant Director of the U.S. Office of Economic Opportunity from August 1969 to April 1971.

     V. Orville Wright became a Director of our company in January 1997. Mr. Wright served in various positions with MCI Communications Corp., including Vice Chairman and Co-Chief Executive Officer from 1988 to 1991, Vice Chairman and Chief Executive Officer from 1985 to 1987, and President and Chief Operating Officer from 1975 to 1985. Prior to 1975, Mr. Wright served in senior positions at Xerox Corp. from 1973 to 1975, at Amdahl Corporation from 1971 to 1973, at RCA from 1969 to 1971, and at IBM from 1949 to 1969.

     Lynn A. Kerby joined our company in January 1991 and served as Vice President of Operations through January 1993, at which time he became our Senior Vice President-Operations. Mr. Kerby became our Executive Vice
President-Operations in August 1998. Prior to joining us, Mr. Kerby served as Senior Vice President-Operations of Guy F. Atkinson Company ("Guy F. Atkinson"), an engineering and construction company, from

1989 to 1990, and served in various other positions within Guy F. Atkinson since 1961. Mr. Kerby served on our company's board of directors from 1984 to 1988 as a Guy F. Atkinson representative. He obtained a Bachelor of Science Degree in Civil Engineering and Business from the University of Idaho in 1961. Mr. Kerby holds a Class A Contractors License in the states of California, Arizona and Hawaii.

     Robert D. Kelly has served as our Senior Vice President-Finance since January 1998 and Vice President, Finance from April 1994 to January 1998. Mr. Kelly's responsibilities include all project and corporate finance activities. From 1992 to 1994, Mr. Kelly served as our Director-Project Finance, and from 1991 to 1992, he served as Project Finance Manager. Prior to joining us, he was the Marketing Manager of Westinghouse Credit Corporation from 1990 to 1991. From 1989 to 1990, Mr. Kelly was Vice President of Lloyds Bank PLC. From 1982 to 1989, Mr. Kelly was employed in various positions with The Bank of Nova Scotia. He obtained a Master of Business Administration Degree from Dalhousie University, Canada in 1980 and a Bachelor of Commerce Degree from Memorial University, Canada, in 1979.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of February 17, 1999 by (1) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) certain of our executive officers and (4) all of our officers and directors as a group.

            NAME AND ADDRESS                 NUMBER OF SHARES      PERCENTAGE OF SHARES
           OF BENEFICIAL OWNER             BENEFICIALLY OWNED(1)   BENEFICIALLY OWNED(1)
           -------------------             ---------------------   ---------------------
Lazard Freres & Co. LLC(2)...............        2,111,808                 10.4%
  30 Rockefeller Plaza
  New York, NY 10020
Wellington Management Company, LLP(3)....        1,995,400                  9.9%
  75 State Street
  Boston, MA 02109
J. & W. Seligman & Co. Incorporated(4)...        1,951,774                  9.6%
  100 Park Avenue
  New York, NY 10017
Hartford Capital Appreciation HLS Fund,
  Inc.(5)................................        1,886,500                  9.3%
  200 Hopmeadow Street
  Simsbury, CT 06070
Public Employees Retirement System
  of Ohio................................        1,800,000                  8.9%
  277 East Town Street
  Columbus, OH 43215
Putnam Investments, Inc.(6)..............        1,425,800                  7.0%
  One Post Office Square
  Boston, MA 02109
Osterweis Capital Management, Inc.(7)....        1,130,100                  5.6%
  One Maritime Plaza, Suite 1201
  San Francisco, CA 94111
Peter Cartwright(8)......................          949,155                  4.5%
Ann B. Curtis(9).........................          260,375                  1.3%
Lynn A. Kerby(10)........................          152,023                    *
Robert D. Kelly(11)......................          110,327                    *
Jeffrey E. Garten(12)....................           13,000                    *
Susan C. Schwab(12)......................           13,000                    *
George J. Stathakis(13)..................           42,720                    *
John O. Wilson(12).......................           15,903                    *
V. Orville Wright(12)....................           15,419                    *
All executive officers and directors as a
  group (9 persons)(14)..................        1,571,922                  7.2%

Footnotes appear on the next page.

---------------
  *  Less than one percent

 (1) This table is based in part upon information supplied by Schedules 13G filed by principal stockholders with the Securities and Exchange Commission (the "Commission"). Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after a specified date, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding as of March 4, 1999 was 20,267,297.

 (2) According to the Schedule 13G filed with the Commission, Lazard Freres & Co. LLC possess sole voting power over 1,649,545 shares and sole investment power over 2,111,808 shares.

 (3) According to the Schedule 13G filed with the Commission, Wellington Management Company, LLP possesses shared voting power over 1,960,400 shares and shared investment power over 1,995,400 shares.

 (4) According to the Schedule 13G filed with the Commission, J. & W. Seligman & Co. Incorporated possesses shared voting power over 1,568,500 shares and shared investment power over 1,951,774 shares.

 (5) According to the Schedule 13G filed with the Commission, Hartford Capital Appreciation HLS Fund, Inc. possesses shared voting and investment power over 1,886,500 shares.

 (6) According to the Schedule 13G filed with the Commission, Putnam Investments, Inc. possesses shared voting power over 42,500 shares and shared investment power over 1,425,800 shares.

 (7) According to the Schedule 13G filed with the Commission, Osterweis Capital Management, Inc. possesses sole voting power over 961,550 shares and sole investment power over 1,130,100 shares.

 (8) Includes options to purchase 943,205 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

 (9) Includes options to purchase 260,062 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(10) Includes options to purchase 151,523 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(11) Includes options to purchase 109,327 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(12) Represents shares of our common stock issuable upon exercise of options that are exercisable as of January 1, 1999 or will become exercisable within 60 days thereafter.

(13) Includes options to purchase 39,720 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(14) Includes options to purchase 1,561,159 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to the Registration Statement of which this prospectus constitutes a part.

COMMON STOCK

     There will be 26,267,297 shares of common stock outstanding upon the completion of the common stock offering. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock to be outstanding upon the completion of the common stock offering will be fully paid and non-assessable.

PREFERRED STOCK

     The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of the common stock. There will be no shares of preferred stock outstanding upon the completion of the common stock offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws provide that our board of directors is classified into three classes of Directors serving staggered, three-year terms. The certificate of incorporation also provides that Directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Any vacancy on the board of directors may be filled only by vote of the majority of Directors then in office. Further, the certificate of incorporation provides that any "Business Combination" (as therein defined) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

DELAWARE ANTI-TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                        DESCRIPTION OF THE SENIOR NOTES

     Concurrently with the common stock offering, we are offering $500.0 million aggregate principal amount of senior notes pursuant to the senior note offering. The following discussion summarizes certain terms of the senior notes and is qualified in its entirety by reference to the indentures to be entered into relating to the senior notes.

     The senior notes will be issued under one or more indentures (together the "Indentures") among us and The Bank of New York, as trustee (the "Trustee"). We anticipate that the senior notes will be issued shortly following the common stock offering.

     The senior notes will be senior unsecured obligations of our company.

     The senior notes will bear interest at a rate and will mature on a date to be determined. The senior notes will not be subject to redemption prior to maturity.

     Upon a Change of Control Triggering Event (as defined in the Indentures), each holder of these notes will have the right to require us to repurchase such notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem these notes.

     The Indentures will contain certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates, (5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

7 7/8% SENIOR NOTES DUE 2008

     On March 31, 1998 and July 24, 1998, we issued $300.0 million and $100.0 million, respectively, aggregate principal amount of 7 7/8% Senior Notes. The 7 7/8% Senior Notes are senior unsecured obligations of our company and rank equal with our other senior notes, including the senior notes being offered in the senior note offering.

     The 7 7/8% Senior Notes bear interest at a rate of 7 7/8% per annum payable semi-annually on April 1 and October 1 of each year and mature on April 1, 2008. The 7 7/8% Senior Notes are not subject to redemption prior to maturity.

     Upon a Change of Control Triggering Event (as defined in the 7 7/8% Indenture), each holder of 7 7/8% Senior Notes will have the right to require us to repurchase such 7 7/8% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 7 7/8% Senior Notes.

     Similar to the indentures governing the senior notes being offered pursuant to the senior note offering (and subject to similar qualifications), the 7 7/8% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates, (5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 7 7/8% Indenture and the 7 7/8% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 7 7/8% Indenture and the form of 7 7/8% Senior Notes.

8 3/4% SENIOR NOTES DUE 2007

     On July 8, 1997 and September 10, 1997, we issued $200.0 million and $75.0 million, respectively, aggregate principal amount of 8 3/4% Senior Notes. The
8 3/4% Senior Notes are senior unsecured obligations of our company and rank equal with our other senior notes, including the senior notes being offered in the senior note offering.

     The 8 3/4% Senior Notes bear interest at a rate of 8 3/4% per annum payable semi-annually on January 15 and July 15 of each year and mature on July 15, 2007. The 8 3/4% Senior Notes are redeemable at our option, in whole or in part, at any time after July 15, 2002 at the various redemption prices set forth in the 8 3/4% Indenture, plus accrued interest to the date of redemption. In addition, prior to July 15, 2000, up to $96.3 million of the 8 3/4% Senior Notes may be redeemed at 108.75% of the principal amount thereof, plus accrued interest, with the net proceeds of one or more public equity offerings by us.

     Upon a Change of Control Triggering Event (as defined in the 8 3/4% Indenture), each holder of 8 3/4% Senior Notes will have the right to require us to repurchase such 8 3/4% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 8 3/4% Senior Notes.

     Similar to the indentures governing the senior notes being offered pursuant to the senior note offering (and subject to similar qualifications), the 8 3/4% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates, (5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 8 3/4% Indenture and the 8 3/4% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 8 3/4% Indenture and the form of 8 3/4% Senior Notes.

10 1/2% SENIOR NOTES DUE 2006

     On May 16, 1996, we issued $180.0 million aggregate principal amount of 10 1/2% Senior Notes. The 10 1/2% Senior Notes are senior unsecured obligations of our company and will rank equal with our other senior notes, including the senior notes being offered in the senior notes offering.

     The 10 1/2% Senior Notes bear interest at a rate of 10 1/2% per annum payable semi-annually on May 15, and November 15 of each year and mature on May 15, 2006. The 10 1/2% Senior Notes are redeemable at our option, in whole or in part, at any time after

May 15, 2001 at the various redemption prices set forth in the 10 1/2% Indenture, plus accrued interest to the date of redemption. In addition, prior to May 15, 1999, up to $63.0 million of 10 1/2% Senior Notes may be redeemed at 110.50% of the principal amount thereof, plus accrued interest, with the net proceeds of one or more public equity offerings by us.

     Upon a Change of Control Triggering Event (as defined in the 10 1/2% Indenture), each holder of 10 1/2% Senior Notes will have the right to require us to repurchase such 10 1/2% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 10 1/2% Senior Notes.

     Similar to the indentures governing the senior notes being offered pursuant to the senior note offering (and subject to similar qualifications), the 10 1/2% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates, (5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 10 1/2% Indenture and the 10 1/2% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 10 1/2% Indenture and the form of 10 1/2% Senior Notes.

9 1/4% SENIOR NOTES DUE 2004

     On February 17, 1994, we issued $105.0 million aggregate principal amount of 9 1/4% Senior Notes in an underwritten public offering. The 9 1/4% Senior Notes are senior unsecured obligations of our company and will rank equal with our other senior notes, including the senior notes being offered in the senior notes offering.

     The 9 1/4% Senior Notes bear interest at a rate of 9 1/4% per annum payable semi-annually on February l and August l of each year and mature on February 1, 2004. The 9 1/4% Senior Notes are redeemable at our option, in whole or in part, at any time after February 1, 1999 at the various redemption prices set forth in the 9 1/4% Indenture, plus accrued interest to the date of redemption. In addition, we may redeem up to $36.8 million of the 9 1/4% Senior Notes.

     Upon a Change of Control Triggering Event (as defined in the 9 1/4% Indenture), each holder of 9 1/4% Senior Notes will have the right to require us to repurchase such 9 1/4% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 9 1/4% Senior Notes.

     Similar to the indentures governing the senior notes being offered pursuant to the senior note offering (and subject to similar qualifications), the 9 1/4% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates, (5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 9 1/4% Indenture and the 9 1/4% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 9 1/4% Indenture and the form of 9 1/4% Senior Notes.

OTHER

     See "Business -- Description of Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of our other indebtedness.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated March 22, 1999, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, CIBC Oppenheimer Corp., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co. and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................  1,080,000
CIBC Oppenheimer Corp. .....................................  1,080,000
Donaldson, Lufkin & Jenrette Securities Corporation.........  1,080,000
Goldman, Sachs & Co. .......................................  1,080,000
Salomon Smith Barney Inc. ..................................  1,080,000
BT Alex.Brown Incorporated..................................    120,000
Friedman, Billings, Ramsey & Co., Inc. .....................    120,000
Gerard Klauer Mattison & Co., Inc. .........................    120,000
PaineWebber Incorporated....................................    120,000
Warburg Dillon Read LLC.....................................    120,000
                                                              ---------
          Total.............................................  6,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $.81 per share. The underwriters and selling group members may allow a discount of $.10 per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                                TOTAL
                                                   -------------------------------
                                            PER       WITHOUT            WITH
                                           SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                           -----   --------------   --------------
Underwriting Discounts and Commissions...  $1.35     $8,100,000       $9,315,000
Expenses payable by us...................  $0.13     $  800,000       $  800,000

     The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We and each of our officers and directors have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in our case issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

     The representatives, on behalf of the underwriters, may engage in over-allotments, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     From time to time, certain of the underwriters have provided advisory and investment banking services to us, for which customary compensation has been received. It is expected that such underwriters will continue to provide such services to us in the future.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities law which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such
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securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

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                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to a certain subsidiary its opinion is based on the reports of other independent public accountants, namely Moss Adams LLP. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of that firm as experts in giving said reports.

     The consolidated financial statements of Sumas Cogeneration Company, L.P. and Subsidiary as of December 31, 1998 and 1997 and for each of the years ended December 31, 1998, 1997 and 1996 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 1999 and incorporated by reference in this prospectus have been audited by Moss Adams LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

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